EXHIBIT 99.77

TECHNICAL REPORT

AND UPDATED RESOURCE ESTIMATE ON THE

SNOWFIELD PROPERTY

  SKEENA MINING DIVISION
BRITISH COLUMBIA, CANADA

LATITIDE 56° 31’ 5” N by LONGITUDE 130° 12’ 18” W

For

PRETIUM RESOURCES INC.

By

P&E Mining Consultants Inc.

NI 43-101 & 43-101F1
TECHNICAL REPORT

Ms. Tracy Armstrong, P.Geo
Mr. Fred Brown, Pr.Sc.Nat.
Mr. Eugene Puritch, P.Eng.

P&E Mining Consultants Inc
Report No. 206

Effective Date: February 18, 2011
Signing Date: March 4, 2011

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report, in accordance with Form 43-101F1, for Pretium Resources Inc. (“Pretivm”) by P&E Mining Consultants Inc (“P&E”). The quality of information, conclusions and estimates contained herein is consistent with the level of effort involved in P&E’s services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended to be used by Pretivm, subject to the terms and conditions of its contract with P&E. This contract permits Pretivm to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Any other use of this report by any third party is at that party’s sole risk.

TABLE OF CONTENTS

1.0	INTRODUCTION AND TERMS OF REFERENCE			1
	1.1	TERMS OF REFERENCE		1
	1.2	SOURCES OF INFORMATION		1
	1.3	UNITS AND CURRENCY		2
	1.4	GLOSSARY AND ABBREVIATION OF TERMS		2
2.0	RELIANCE ON OTHER EXPERTS			4
3.0	PROPERTY DESCRIPTION AND TENURE			5
	3.1	DESCRIPTION AND TENURE		5
4.0	LOCATION, ACCESS, CLIMATE, PHYSIOGRAPHY AND INFRASTRUCTURE			7
	4.1	LOCATION AND ACCESS		7
	4.2	CLIMATE AND PHYSIOGRAPHY		7
	4.3	INFRASTRUCTURE AND LOCAL RESOURCES		7
5.0	HISTORY AND PREVIOUS EXPLORATION			11
	5.1	HISTORY		11
	5.2	PREVIOUS RESOURCE ESTIMATES		12
	5.3	PRELIMINARY ECONOMIC ASSESSMENT 2010		12
	5.4	PREVIOUS FEASIBILITY STUDIES		12
	5.5	PREVIOUS METALLURGICAL TESTING		12
6.0	GEOLOGICAL SETTING			13
	6.1	REGIONAL GEOLOGY		13
	6.2	GEOLOGY, STRUCTURE, AND ALTERATION OF THE SNOWFIELD DEPOSIT		18
		6.2.1	Structure	18
		6.2.2	Alteration	18
7.0	DEPOSIT TYPES			23
	7.1	PORPHYRY DEPOSITS - SNOWFIELD		23
8.0	MINERALIZATION			26
9.0	EXPLORATION			27
10.0	DRILLING			28
11.0	SAMPLING METHOD AND APPROACH			31
12.0	SAMPLE PREPARATION, ANALYSES AND SECURITY			32
13.0	DATA VERIFICATION			33
	13.1	SITE VISIT AND INDEPENDENT SAMPLING 2010		33
	13.2	PRETIVM QUALITY CONTROL		35
	13.3	2010 DATA VERIFICATION RESULTS		36
		13.3.1	Performance of Certified Reference Material	36
		13.3.2	Performance of Blank Material	36
		13.3.3	2010 Duplicate Statistics	36
		13.3.4	Check Samples Assayers Canada	36
14.0	ADJACENT PROPERTIES			37
15.0	MINERAL PROCESSING AND METALLURGICAL TESTING			39
16.0	SNOWFIELD MINERAL RESOURCE ESTIMATE			40
	16.1	INTRODUCTION		40
	16.2	PREVIOUS RESOURCE ESTIMATES		41
	16.3	SNOWFIELD SAMPLE DATABASE		42

	16.4	DATABASE VALIDATION	43
	16.5	TOPOGRAPHIC CONTROL	43
	16.6	BULK DENSITY	44
	16.7	SNOWFIELD DOMAIN MODELING	44
	16.8	COMPOSITING	47
	16.9	EXPLORATORY DATA ANALYSIS	47
	16.10	TREATMENT OF EXTREME VALUES	48
	16.11	CONTINUITY ANALYSIS	48
	16.12	BLOCK MODEL	49
	16.13	ESTIMATION AND CLASSIFICATION	49
	16.14	RHENIUM MODEL	50
	16.15	SNOWFIELD MINERAL RESOURCE ESTIMATE	52
	16.16	VALIDATION	54
17.0	OTHER RELEVANT DATA AND INFORMATION		56
18.0	CONCLUSIONS AND RECOMMENDATIONS		57
	18.1	CONCLUSIONS	57
	18.2	RECOMMENDATIONS	57
19.0	REFERENCES		58
20.0	CERTIFICATES		75

LIST OF TABLES

Table 3.1	Claims Listing for the Snowfield Property	5
Table 6.1	Summary of Regional Stratigraphy – Oldest to Youngest	15
Table 10.1	2010 Significant Drill Intersections	30
Table 14.1	KSM Reserves as of April 2010	37
Table 14.2	2011 Iron Cap Mineral Resource Estimate at 0.50 g/t Au Equivalent Cut-off	38
Table 16.1	April 21, 2008 Mineral Resource Estimate at 0.1g/t Au Cut-off	41
Table 16.2	January 31, 2009 Mineral Resource Estimate at 0.5 g/t AuEq Cut-off	41
Table 16.3	December 1, 2009 Mineral Resource Estimate at 0.35g/t AuEq Cut-off	42
Table 16.4	July 27, 2010 Mineral Resource Estimate at a 0.30g/t AuEq Cut-off	42
Table 16.5	Snowfield Drillhole Database Records	43
Table 16.6	Snowfield Bulk Density Statistics	44
Table 16.7	Summary Assay Statistics by Operational Zone	44
Table 16.8	Assay Correlation Matrices by Operational Zone	46
Table 16.9	Summary Composite Statistics by Domain	48
Table 16.10	Threshold Values	48
Table 16.11	Snowfield semi-variogram definitions	49
Table 16.12	Block model Setup	49
Table 16.13	Re Assay and Composite Summary Statistics	51
Table 16.14	Co-Located Cross Semi-Variogram Models	52
Table 16.15	Economic Parameters	52
Table 16.16	Mineral Resource Estimate at a 0.30g/T Aueq Cut-off	53
Table 16.17	Grade & Tonnage Estimate at a 0.50g/T Aueq Cut-off Within The 0.3g/T Aueq Optimized Pit Shell	53
Table 16.18	Grade & Tonnage Estimate At A 1.50g/T Aueq Cut-off Within The 0.3g/T Aueq Optimized Pit Shell	54
Table 16.19	Comparison Of Average Composite Grades And Block Grades	54

LIST OF FIGURES

Figure 3.1	Mineral Claim Map of the Snowfield Property	5
Figure 4.1	KSM Project Planned Road Access	9
Figure 4.2	Proposed High Voltage Northwest Transmission Line	10
Figure 6.1	Geology of the Sulphurets Area	14
Figure 6.2	Regional Stratigraphic Column	16
Figure 6.3	Map of Regional Geology – Simplified Geology and Location Map of the Iskut River Region	17
Figure 6.4	Typical Cross Section 424911E through Snowfield Deposit	19
Figure 6.5	Cross Section 424811E through Snowfield Deposit showing Gold Values	20
Figure 6.6	Cross Section 424811E through Snowfield Deposit showing Copper Values	21
Figure 6.7	Cross Section 424811E through Snowfield Deposit showing Molybdenum Values	22
Figure 7.1	Schematic diagram of a porphyry Cu system in the root zone of an andesitic stratovolcano	24
Figure 7.2	Schematic diagram of a convecting magma that is feeding a small subvolcanic intrusion below a porphyry deposit	25
Figure 10.1	2010 Snowfield Diamond Drill Plan	29
Figure 13.1	P&E Independent Site Visit Sample Results for Gold	33
Figure 13.2	P&E Independent Site Visit Sample Results for Copper	34
Figure 13.3	P&E Independent Site Visit Sample Results for Silver	34
Figure 13.4	P&E Independent Site Visit Sample Results for Molybdenum	35
Figure 13.5	P&E Independent Site Visit Sample Results for Rhenium	35
Figure 16.1	Au and Cu assay grade distribution by operational zone	45
Figure 16.2	Au and Cu assay value correlation	46
Figure 16.3	Co-located Re and Mo composite correlation graph	51
Figure 16.4	Nearest Neighbor validation graphs	55

EXECUTIVE SUMMARY

The following report was prepared to provide a NI 43-101 compliant Technical Report and Updated Resource Estimate of the gold, silver, copper, molybdenum and rhenium mineralization at the Snowfield Property, British Columbia (the “Property” or the “Project”).

In 2010, pursuant to a purchase and sale agreement between Silver Standard Resources Inc. (“Silver Standard”) and Pretium Resources Inc. (“Pretivm”), Pretivm became the owner of the Brucejack and Snowfield Projects, and retains a 100% outright interest in the two Properties.

The Snowfield Property is composed of one mineral claim (509216) and two placer claims, totaling 2,142.2 ha in area and all claims are in good standing until January 31, 2017.

The Snowfield Property falls within the boundaries of the Cassiar-Iskut-Stikine Land and Resource Management Plan (LRMP) area. All claims located within the boundaries of the LRMP are considered as areas of General Management Direction, with none of the claims falling inside any Protected or Special Management Areas.

At present the land claims in the area are in review and subject to ongoing discussions between various native groups and the Government of British Columbia.

The  Snowfield  Property  is  situated  at  an  approximate  latitude  of  56°28′20″N  by longitude 130°11′31″W, a position approximately 950 km northwest of Vancouver, 65 km north-northwest of Stewart, and 21 km south-southeast of the Eskay Creek Mine. The coordinates used in this report are located relative to the NAD83 UTM coordinate system.

The Snowfield Property is located in the Boundary Range of the Coast Mountain physiographic belt along the western margin of the Intermontane Tectonic Belt. The local terrain is generally steep with local reliefs of 1000 m from valleys occupied by receding glaciers, to ridges at elevations  of  1200 m  asl.  Elevations  within  the  Project  area  range  from  1000 m  along  the Mitchell Glacier to 1960 m asl along the ridge between the Mitchell and Hanging Glaciers. At the gossanous Snowfield deposit, the relief is relatively low to moderate.

The Project is easily accessible with the use of a chartered helicopter from the town of Stewart, or seasonally from the settlement of Bell II. The flight time from Stewart is approximately
30 minutes  and  slightly  less  from  Bell  II;  however,  Stewart  has  an  established  year-round helicopter base.

The Snowfield Property lies immediately east  of Seabridge Gold Inc.'s (Seabridge's) KSM Project and would likely be influenced by future access plans for that area, as outlined within the Preliminary Economic Assessment (PEA) study by Seabridge (McElhanney Consulting Services Ltd. [McElhanney], 2008; Wardrop, 2009a). The proposed development activities for the KSM Project call for a combined 23 km tunnel for slurry delivery to the processing plant site located at the upper reaches of the Tiegen Creek Valley and a 14 km gravel road that would allow material to be trucked to the paved Cassiar highway (Highway 37). In addition, road access to Mitchell Creek itself would be provided by a 34 km continuation of the Eskay Creek Mine access road.

There are no local resources other than abundant water for any drilling work. The nearest infrastructure is the town of Stewart, approximately 65 km to the south, which has a minimum of supplies and personnel. The towns of Terrace and Smithers are also located in the same general region as the Project. Both are directly accessible by daily air service from Vancouver.

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The nearest railway is the Canadian National Railway (CNR) Yellowhead route, which is located approximately 220 km to the southeast. This line runs east-west and terminates at the deep water port of Prince Rupert on the west coast of BC. The bulk handling port at Stewart is the most northerly  ice free shipping port in North America, and is accessible to store and ship concentrates. Such material is currently being shipped from the Wolverine and Huckleberry mines via this terminal.

A proposal to have a high voltage power line run parallel with existing lines along Highway 37 is currently under review (www.highway37.com).

The initial plan calls for the new 287-kV line that would extend from the community of Terrace to the beginning of the Galore Creek access road at Bob Quinn Lake providing access for the project to the BC Hydro electric grid. The final capacity of this transmission line has yet to be determined and may be increased due to projected demand.

The exploration history of the area dates back to the 1880s when placer gold was located at Sulphurets and Mitchell Creeks. Placer mining was intermittently undertaken throughout the early 1900s and remained the main focus of prospecting until the mid-1930s.

From 1960 to 1980 Granduc Mines carried out regional reconnaissance prospecting, mapping, and rock sampling over the entire Sulphurets area resulting in the discovery of several porphyry copper-molybdenum and copper-gold occurrences.

In 1980 Esso optioned the Sulphurets property and conducted detailed geological mapping, trenching, and rock geochemical sampling. The results of this work led to the discovery of the Snowfield, Quartz Stockwork, and Moly zones.

From 1981 to 1983 Esso continued exploring the Snowfield zone which appeared to have the potential for a large, low grade gold deposit. The company excavated and sampled 24 trenches, totaling 192 m, in the Snowfield zone outlining a 240 m by 120 m area of gold mineralization with an average grade of 0.088 oz/t gold (McCrea, 2007). Their work also discovered the Josephine zone with vein-hosted gold-silver mineralization.

In 1985 Esso terminated their option of the Sulphurets property. Newhawk and Granduc entered into a 60:40 joint venture agreement with Newhawk operating. From 1985 to 1998, minor diamond drilling and sampling was completed by the Newhawk-International JV.

In 1999 Silver Standard acquired the Sulphurets claim through the acquisition of all of the shares of Newhawk, including the subject claims. From 2006 to 2010 Silver Standard continued extensive drilling at the Snowfield Project. A first, NI 43-101 compliant resource estimate was prepared in 2006, updates to the resources were completed in 2008, two in 2009 and another in 2010.

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The Snowfield Project and the surrounding Sulphurets district are underlain by the Upper Triassic and Lower to Middle Jurassic Hazelton Group of volcanic, volcaniclastic, and sedimentary rocks. According to Roach and MacDonald (1992), the stratigraphic assemblage comprises a package, from oldest to youngest, of:

•	Lower Unuk River Formation: alternating siltstone and conglomerate;
•	Upper Unuk River Formation: alternating intermediate volcanic rock and siltstone;
•	Betty Creek Formation: alternating conglomerate, sandstone, and intermediate to mafic volcanic rock;
•	Mount Dilworth Formation: felsic pyroclastic tuffaceous rock and flows.
•	Salmon River and Bowser Formations: alternating siltstone and sandstone.
•
Britton  and  Alldrick  (1988)  described  three  intrusive  episodes  in  the  area including intermediate to felsic plutons that are probably coeval with volcanic and volcaniclastic supracrustal rocks, small stocks related to the Cretaceous Coast Plutonic Complex, and minor tertiary dykes and sills.

The Hazelton Group lithologies display fold styles ranging from gently warped to tight disharmonic folds. Northerly striking, steep normal faults are common and syn-volcanic, syn- sedimentary,  and  syn-intrusive faults  have been  inferred  in  the region.  Minor thrust  faults, dipping westerly, are common in the region and are important in the northern and western parts of the Sulphurets area in regard to the interpretation of mineralized zones. Metamorphic grade throughout the area is, at least, lower greenschist.

There are more than seventy documented mineral occurrences and showings in the Sulphurets area. Copper, molybdenum, gold, and silver mineralization found within gossans have affinities to both porphyry and mesothermal to epithermal types of vein deposits. Most mineral deposits occur in the upper members of the Unuk River Formation or the lower members of the Betty Creek Formation.

The Snowfield Deposit is a near-surface, low grade, bulk tonnage, and porphyry-style gold deposit with associated silver, copper, molybdenum and rhenium mineralization.

Gold mineralization is hosted by schistose, pervasively altered (quartz-sericite-chlorite) volcanic and volcaniclastic rocks that contain 1% to 5% disseminated pyrite, minor disseminations, veinlets of tourmaline, molybdenite, and abundant younger calcite veinlets.

Gold mineralization occurs as microscopic grains (less than 30 µm) of electrum that are encased within fine-grained, pervasively disseminated pyrite in close association with trace amounts of galena and sphalerite (Margolis, 1993). Other associated minerals within the gold-mineralized zone include: tetrahedrite-tennantite, barite, acanthite, minor Mn-rich calcite, and rare chalcopyrite.  Minute clusters, approximately 75 µm, of pyrite and rutile (+ barite) are also observed within the gold-bearing mineralization (Margolis, 1993).

One hundred ninety two (192) drill holes were used to estimate the current resources. Conceptual optimized Whittle pit shells were developed based on all available mineral resources (Measured, Indicated and Inferred). Commodity prices are based on the three-year trailing average as of December 31, 2010. The results from the optimized pit-shells are used solely for the purpose of reporting mineral resources that have reasonable prospects for economic extraction.

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All mineral resources were reported against a 0.30 g/t Au equivalent cut-off, as constrained within the optimized pit shell. Resources for three different pit shells were defined.

P&E 2011 Resource Estimates for the Snowfield Property

TABLE- I SNOWFIELD ESTIMATED MINERAL RESOURCES BASED ON A CUT-OFF GRADE OF 0.30 G/T AUEQ.(1)(2)(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained (3)
							Gold (‘000 oz)	Silver (‘000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	189.8	0.82	1.69	0.09	97.4	0.57	4,983	10,332	0.38	40.8	3.5
Indicated	1,180.3	0.55	1.73	0.10	83.6	0.50	20,934	65,444	2.60	217.5	19.0
M+I	1,370.1	0.59	1.72	0.10	85.5	0.51	25,917	75,776	2.98	258.3	22.5
Inferred (2)	833.2	0.34	1.90	0.06	69.5	0.43	9,029	50,964	1.10	127.7	11.5
(1) Mineral resources for the February 2011 estimate are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parameters used in the estimate include metals prices (and respective recoveries) of US$1,025/oz. gold (71%), US$16.60/oz. silver (70%), US$3/lb. copper (70%), US$19/lb. molybdenum (60%) and rhenium US$145/oz (60%). The pit optimization utilized the following cost parameters: Mining US$1.75/tonne, Processing US$6.10/tonne and G&A US$0.90/tonne along with pit slopes of 45 degrees. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The mineral resources in this news release were estimated using the Canadian  Institute  of  Mining,  Metallurgy and  Petroleum (CIM),  CIM  Standards on  Mineral  Resources  and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.
(3) Contained metal may differ due to rounding. “Moly” refers to molybdenum. “Rhen” refers to rhenium

TABLE- II SNOWFIELD GRADE & TONNAGE ESTIMATE AT A 0.50 G/T AUEQ CUT-OFF WITHIN THE 0.30 G/T AUEQ OPTIMIZED PIT SHELL (1)(2)(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained (3)
							Gold (‘000 oz)	Silver (‘000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	184.2	0.83	1.71	0.09	98.6	0.58	4,940	10,109	0.37	40.0	3.4
Indicated	1,087.4	0.58	1.78	0.11	86.4	0.50	20,271	62,049	2.64	207.1	17.5
M+I	1,271.6	0.62	1.77	0.11	88.2	0.51	25,211	72,158	3.01	247.1	20.9
Inferred(2)	510.5	0.41	2.26	0.07	86.9	0.48	6,802	37,089	0.79	97.8	7.9
(1), (2) and (3), See footnotes to previous table.

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TABLE- III SNOWFIELD GRADE & TONNAGE ESTIMATE AT A 1.50 G/T AUEQ CUT-OFF WITHIN THE 0.30 G/T AUEQ OPTIMIZED PIT SHELL (1)(2)(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained (3)
							Gold (‘000 oz)	Silver (‘000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	38.8	1.62	1.77	0.08	126.6	0.84	2,022	2,209	0.07	10.8	1.0
Indicated	65.7	1.14	2.31	0.20	86.0	0.55	2,411	4,887	0.29	12.5	1.2
M+I	104.5	1.32	2.11	0.16	101.1	0.66	4,433	7,096	0.36	23.3	2.2
Inferred(2)	7.1	1.21	5.72	0.29	50.9	0.51	275	1,306	0.05	0.8	0.1
(1), (2) and (3), See footnotes to first table.

The current, updated resources at Snowfield were derived from modeling the main Snowfield deposit on the Property and subsequently defining resources in optimized pits at 0.30 g/t AuEq cut-off, 0.5 g/t AuEq cut-off and 1.5 g/t AuEq cut-off. The resources are defined within Whittle optimized pit shells that incorporate project metal recoveries, estimated operating costs and metals price assumptions.

A positive Preliminary Economic Assessment (“PEA”) for the combined Snowfield-Brucejack Project was delivered by Wardrop Engineering in October 2010, and was based on information up to the end of 2009. The drilling completed in 2010 allowed Pretivm to redefine resources based on higher cut-off grades. The Wardrop PEA recommended continuing with a pre- feasibility study at Snowfield.

It is recommended, based on the current updated resource estimate, to undertake the following at Snowfield:

•	Continue with engineering, environmental and metallurgical studies toward fulfilling the requirements for the pre-feasibility study;
•	Complete approximately 10,000 metres of diamond drilling in the recently outlined high grade copper zone in the south-eastern part of the deposit with the goal of expanding the zone.

This work should be undertaken simultaneously at an approximate cost of $4 M.

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1.0       INTRODUCTION AND TERMS OF REFERENCE

1.1       TERMS OF REFERENCE

The following report was prepared to provide a NI 43-101 compliant Technical Report and Updated Resource Estimate of the gold, silver, copper, molybdenum and rhenium mineralization at the Snowfield Property, British Columbia (the “Property” or the “Project”). Pretium Resources Inc., (“Pretivm”) has a 100% outright interest in the property.

This report was prepared by P&E Mining Consultants Inc., (“P&E”) at the request of Mr. Kenneth McNaughton, Vice President and Chief Exploration Officer, Pretium Resources Inc. Pretivm  is  a  Vancouver,  British  Columbia  based  company  trading  on  the  Toronto  Stock Exchange (TSX) under the symbol of “PVG”, with its corporate office at:

1600- 570 Granville Street,
Vancouver, BC V6C 3P1
Tel: 604-558-1784

This report is considered current as of January 31, 2011.

Mr. Fred Brown, Pr.Sc.Nat., a qualified person under the terms of NI 43-101, conducted a site visit to the Property from September 3 to 5, 2010. An independent verification sampling program was conducted by Mr. Brown at that time.

In addition to the site visit, P&E carried out a study of all relevant parts of the available literature and documented results concerning the project and held discussions with technical personnel from the company regarding all pertinent aspects of the project. The reader is referred to these data sources, which are outlined in the “Sources of Information” section of this report, for further detail on the project.

The purpose of the current report is to provide an independent Technical Report and Updated Resource Estimate of the gold and copper mineralization present on the Snowfield Property, in conformance with the standards required by NI 43-101 and Form 43-101F. The estimate of mineral resources contained in this report conforms to the CIM Mineral Resource and Mineral Reserve definitions (December, 2005) referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects.

1.2       SOURCES OF INFORMATION

This report is based, in part, on internal company technical reports, and maps, published government reports, company letters and memoranda, and public information as listed in the “References” Section 19.0 at the conclusion of this report. Several sections from reports authored by other consultants have been directly quoted in this report, and are so indicated in the appropriate sections. P&E has not conducted detailed land status evaluations, and has relied upon previous qualified reports, public documents and statements by Pretivm regarding property status and legal title to the project.

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1.3       UNITS AND CURRENCY

Unless otherwise stated all units used in this report are metric. Gold assay values are reported in grams per metric tonne (“g/t”), and copper values are reported in percent (“%”) unless some other unit is specifically stated. The CDN$ is used throughout this report.

1.4       GLOSSARY AND ABBREVIATION OF TERMS

In this document, in addition to the definitions contained heretofore and hereinafter, unless the context otherwise requires, the following terms have the meanings set forth below.

“$” and “C$”	means the currency of Canada.
“AA”	is an acronym for Atomic Absorption, a technique used to measure metal content subsequent to fire assay.
“asl”	means above sea level.
“Au”	means gold.
“AusIMM”	mean Australian Institute of Mining and Metallurgy.
“Azi”	means azimuth.
“BLEG”	means Bulk Leach Extractable Gold.
“CIM”	means the “Canadian Institute of Mining, Metallurgy and Petroleum.”
“CSA”	means the Canadian Securities Administrators.
“DDH”	means diamond drillhole.
“DFS”	means Definitive Feasibility Study (previously termed Bankable FeasibilityStudy).
“E”	means east.
“el”	means elevation level.
“g/t”	means grams per tonne.
“g/t Au”	means grams of gold per tonne of rock
“ha”	means Hectare.
“IP”	means Induced Polarization.
“IRR”	means Internal Rate of Return.
“kg”	means kilogram.
“km”	means kilometre equal to 1,000 metres or approx. 0.62 statute miles.
“m”	means metric distance measurement equivalent to approximately 3.27 feet
“M”	means million.
“Ma”	means millions of years.
“mm/an”	means millimetres per annum.
“Mt”	means millions of tonnes.
“N”	means north.
“NE”	means northeast.
“NI 43-101”	means Canadian Securities Administrators National Instrument 43-101.
“NN”	means Nearest Neighbour.
“NTS”	means National Topographic System.
“NW”	means northwest.
“NSR”
is an acronym for “Net Smelter Return”, which means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other  materials or concentrates mined and removed from mineral properties, after deducting certain expenditures as defined in the underlying smelting.

“oz/T”	means ounces per ton.

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“P&E”	means P&E Mining Consultants Inc.
“PEA”	means a Preliminary Economic Assessment study.
“ppm”	means parts per million.
“Property”	means Snowfield Project.
“S”	means south.
“SE”	means southeast.
“SEDAR”	means the System for Electronic Document Analysis and Retrieval.
“Snowfield”	means the Snowfield Project.
“SW”	means southwest.
“t”	means metric tonne equivalent to 1,000 kilograms or approximately 2,204.62 pounds.
“T”	means Short Ton (standard measurement), equivalent to 2,000 pounds.
“t/a”	means tonnes per year.
“tpd”	means tonnes per day.
“US$”	means the currency of the United States.
“UTM"	means Universal Transverse Mercator.
“W”	means west.

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2.0       RELIANCE ON OTHER EXPERTS

The authors wish to make clear that they are QPs only in respect of the areas in this report identified in their “Certificates of Qualified Persons” submitted with this report to the Canadian Securities Administrators.

The report has been reviewed for factual errors by Pretivm. Hence, the statement and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are neither false nor misleading at the date of this report.

Pretivm's employees, who are not QPs, provided additional information on taxes and marketing.

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3.0       PROPERTY DESCRIPTION AND TENURE

3.1       DESCRIPTION AND TENURE

In 2010, pursuant to a purchase and sale agreement between 0777666 BC Ltd. (as the seller) and 0890693 BC Ltd. (as the buyer), 0777666 BC Ltd. agreed to sell to 0890693 BC Ltd. the Snowfield-Brucejack Project, and then, pursuant to an acquisition agreement between Silver Standard (as the seller) and Pretivm (as the buyer), Silver Standard agreed to sell to Pretivm all the issued shares of 0890693 BC Ltd.

The Snowfield Property is composed of one mineral claim (509216) and two placer claims, totaling 2,142.2 ha. The two placer claims overlap the mineral claim.

The list of claims is presented in Table 3.1. The location and configuration of the subject claims and the third-party internal mining lease are shown in Figure 3.1.

TABLE 3.1 CLAIMS LISTING FOR THE SNOWFIELD PROPERTY
Tenure No.	Type	ha	Map	Expiry	Status	Owner
509216	Mineral	1,267.43	104B	Jan. 31, 2017	Good	0890693BC Ltd.
594266	Placer	428.39	104B	Jan. 31, 2011	Good	0890693BC Ltd.
594267	Placer	446.39	104B	Jan. 31, 2011	Good	0890693BC Ltd.

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Figure 3.1          Mineral Claim Map of the Snowfield Property

422000E
427000E
437000E
N
6266000N
6266000N
6261000N
6261000N
6256000N
6256000N
6251000N
6251000N
Ice
Ice
Ice
Ice
Ice
Ice
ST. ANDREW GOLDFIELDS LTD.
509216
Snowfield Property
Mitchell Creek
SEABRIDGE GOLD INC.
509223
JULIA JENNIE WANG
Sulphurets Creek
509397
509400
TRIPLE G GOLDCORP.
509506
509463
Brucejack Lake
Brucejack Property
509464
JOHN BARKER
TEUTON RESOURCES CORP.
0
2.5
5
kilometres
Brucejack Property Boundary
Snowfield Property Boundary
Adjacent Property Boundary
PRETIUM RESOURCES INC.
MINERAL CLAIM MAP
SNOWFIELD PROJECT
Drawn By:
Scale: As shown
Date: Apr, 2008
Figure No.

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4.0       LOCATION, ACCESS, CLIMATE, PHYSIOGRAPHY AND INFRASTRUCTURE

4.1       LOCATION AND ACCESS

The  Snowfield  Property  is  situated  at  an  approximate  latitude  of  56°31'5″N  by  longitude 130°12'18″W. The property is situated approximately 950 km northwest of Vancouver, 65 km northwest of Stewart, and 21 km south-southeast of the Eskay Creek Mine. The geographic centre  of  the  property is  at  UTM  coordinates  6,264,193 m  north  by 434,777 m  east,  Zone 09 (NAD 83), within NTS map sheet 104B/9 east.

The Snowfield Property is located in the Boundary Range of the Coast Mountain Physiographic Belt along the western margin of the Intermontane Tectonic Belt. The local terrain is generally steep with local reliefs of 1000 m from valleys occupied by receding glaciers, to ridges at elevations  of  1200 m  asl.  Elevations  within  the  Project  area  range  from  1000 m  along  the Mitchell Glacier to 1960 m asl along the ridge between the Mitchell and Hanging Glaciers. However, within several areas of the Project the relief is relatively low to moderate.

The Project is easily accessible with the use of a chartered helicopter from the town of Stewart, or seasonally from the settlement of Bell II. The flight time from Stewart is approximately
30 minutes  and  slightly  less  from  Bell  II  however,  Stewart  has  an  established  year-round helicopter base.

Heavy exploration equipment, fuel, and camp provisions can be transported along a good gravel road from Stewart to the Granduc staging site and then flown by helicopter to the Project. This combined truck and helicopter transportation method cuts the more expensive helicopter flight time in half from Stewart.

4.2       CLIMATE AND PHYSIOGRAPHY

The climate is typical of northwestern British Columbia with cool, wet summers, and relatively moderate but wet winters. Annual temperatures range from +20°C to -20°C. Precipitation is high with heavy snowfall accumulations ranging from 10 m to 15 m at higher elevations and 2 m to 3 m along the lower river valleys. Snow packs cover the higher elevations from October to May. The optimum field season is from late June to mid-October.

The tree line is at approximately 1200 m elevation. Sparse fir, spruce, and alder grow along the valley bottoms with only scrub alpine spruce, juniper, alpine grass, moss, and heather covering the steep valley walls. The Snowfield Project, at an elevation above 1500 m, has only sparse mosses along drainages. Rocky glacial moraine and polished glacial-striated outcrops dominate the terrain above tree line.

4.3       INFRASTRUCTURE AND LOCAL RESOURCES

The Snowfield Property lies immediately east  of Seabridge Gold Inc.'s (Seabridge's) KSM Project and would likely be influenced by future access plans for that area, as outlined within the Preliminary Economic Assessment (PEA) study by Seabridge (McElhanney Consulting Services Ltd. [McElhanney], 2008; Wardrop, 2009a). The proposed development activities for the KSM Project call for a combined 23 km tunnel for slurry delivery to the processing plant site located at the upper reaches of the Tiegen Creek Valley and a 14 km gravel road that would allow material to be trucked to the paved Cassiar highway (Highway 37). In addition, road access to Mitchell Creek itself would be provided by a 34 km continuation of the Eskay Creek Mine access road (Figure 4.1).

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There are no local resources other than abundant water for any drilling work. The nearest infrastructure is the town of Stewart, approximately 65 km to the south, which has a minimum of supplies and personnel. The towns of Terrace and Smithers are also located in the same general region as the Project. Both are directly accessible by daily air service from Vancouver.

The nearest railway is the Canadian National Railway (CNR) Yellowhead route, which is located approximately 220 km to the southeast. This line runs east-west and terminates at the deep water port of Prince Rupert on the west coast of British Columbia.

The bulk materials port in Stewart is the most northerly ice-free shipping port in North America, and is accessible to store and ship concentrates. Such material is currently being shipped from the Wolverine and Huckleberry mines via this terminal.

A proposal to have a high voltage power line run parallel with existing lines along Highway 37 is currently under review (www.highway37.com).

The initial plan calls for the new 287-kV line that would extend from the community of Terrace to the beginning of the Galore Creek access road at Bob Quinn Lake providing access for the project to the BC Hydro electric grid (Figure 4.1). The final capacity of this transmission line has yet to be determined and may be increased due to project demand.

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Figure 4.1           KSM Project Planned Road Access

400000
420000
440000
460000
6260000
N
Eskay Road
Ketchum Creek
Unuk River
Hodkin Lake
Treaty Creek
Access Road to Tailings Management Facility and Plant Site
SEABEE Camp
Bell-Irving River
37
Eskay Mine
Tom Mackay Lake
Coulter Creek Sulphurets Access
Plant Site
Tailings Management Facility
Coulter Creek
Crushing and Grinding Area
Mitchell Cr.
Mitchell Pit
Sulphurets Cr.
Sulphurets Pit
KSM Camp
Kerr Pit
Unuk River
South Unuk River
Ted Morris Cr.
Mine Camp
Existing Exploration Camp
Explosives Plant and Magazine
Hydropower Generation
Waste Rock Storage
Diversion Channel
Access Road
Diversion Tunnel
Temporary Glacier Access Road
Ore Transport Tunnel
Transmission Line
Note: Potential project infrastructure locations are proposed and may change.
1:275,000
0
5
10
Kilometres
Projection: UTM9, NAD83
September 3, 2009

SEABRIDGE GOLD

KSM Project Layout and Road Access

Note: After Seabridge; Wardrop, 2009a.

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Figure 4.2          Proposed High Voltage Northwest Transmission Line

Source: www.highway37.com

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5.0       HISTORY AND PREVIOUS EXPLORATION

The  Snowfield  Property  and  the  surrounding  region  have  a  history  rich  in  exploration  for precious and base metals dating back to the late 1800s. This section describes the mineral exploration, including the historical drilling carried out prior to Pretivm's acquisition of the separate Brucejack and Snowfield Properties, within the Brucejack portion of the Project itself and the surrounding region. The historical data have been summarized mostly from various Assessment Reports available through the British Columbia Ministry of Energy, Mines and Petroleum Resources.

5.1       HISTORY

The exploration history of the Sulphurets-Mitchell Creek area dates back to 1933 when placer gold miners worked on Sulphurets Creek. In 1959, Granduc staked the original Sulphurets claim group (McCrea, 2007) starting the era of modern exploration as briefly outlined below:

1960-1980 – Granduc carried out regional reconnaissance prospecting, mapping, and rock sampling over the entire Sulphurets area resulting in the discovery of several porphyry copper- molybdenum and copper-gold occurrences.

•
1980 – Esso optioned the Sulphurets property and conducted detailed geological mapping, trenching, and rock geochemical sampling. The results of this work led to the discovery of the Snowfield, Quartz Stockwork, and Moly zones.

•	1981-1983 – Esso continued exploring the Snowfield zone which appeared to have the potential for a large, low grade gold deposit.
•
1983 – Esso excavated and sampled 24 trenches, totalling 192 m, in the Snowfield zone outlining a 240 m by 120 m area of gold mineralization with an average grade  of  0.088 oz/t  gold  (McCrea,  2007).  Their  work  also  discovered  the Josephine zone with vein-hosted gold-silver mineralization.

•	1985 – Esso terminated their option of the Sulphurets property. Newhawk and Granduc entered into a 60:40 joint venture agreement with Newhawk operating.
•
1985-1988 – Newhawk tested the Snowfield zone with five diamond drill holes totalling 740 m. At the time, the mineralization was interpreted to be a tabular, shallow, southwardly dipping body averaging 70 m thick.

•	Preliminary metallurgical testing was carried out on the drill core and prospecting continued on the property until 1989.
•
1989 – Newhawk-International joint venture established a property-wide control grid (8 line-km) and conducted a rock sampling program including further rock sampling and trenching on the Snowfield zone.

•
1991 – Two drill holes, totalling 350 m, tested the Snowfield zone with additional rock sampling along its eastern exposed limits. The Newhawk-International joint venture also funded a doctoral thesis on the property by Jake Margolis, which was published in 1993.

•	1993 – Three deep diamond drill holes, totalling 1,164 m, tested the southern extension of the Snowfield zone and another three drill holes, totalling 295 m, tested the nearby Josephine Vein zone.
•	1999 –Silver Standard acquired the Sulphurets claim through the acquisition of all of the shares of Newhawk, including the subject claims.

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•
2006 – Silver Standard evaluated the Snowfield zone with 27 diamond drill holes, totalling 6,141 m, and rock sampling to test the lateral and vertical limits of the gold mineralization. An initial resource estimate was prepared.

•
2007  –  Silver  Standard  drilled  29  NQ-2  size  diamond  drill  holes,  totalling 8,666.29 m. There were 21 drill holes tested at the Snowfield zone, 6 drill holes tested at the nearby Coffeepot zone situated immediately west of the Snowfield zone, and 1 drill hole tested at the Mitchell East zone (now recognized to be the northern  extension  of  the  Snowfield  zone).  A  total  of  5,484  samples  were collected from the 2007 drill core.

•	2008 - Silver Standard drilled 6,945 m in 31 holes. A resource estimate was prepared by Minorex Consulting Ltd., (see Table 5-1)
•
2009/2010 – Silver Standard drilled 23,778 m in 42 drill holes, increased the drill density to 100 m centres in the main body of the Inferred resources outlined in 2008, and extended the known mineralization to the northwest and southeast. A higher grade gold-copper core with silver and molybdenum credits was defined, and continuity of grade in the northern half of the zone was proven. Two resource estimates were prepared in 2009 and one in 2010 by P&E and are presented in Table 16.2, Table 16.3 and Table 16.4.

5.2       PREVIOUS RESOURCE ESTIMATES

There have been five previous resource estimates completed for the Snowfield Property, which are detailed in Section 16 of this Technical Report.

5.3       PRELIMINARY ECONOMIC ASSESSMENT 2010

Pretivm commissioned Wardrop Engineering Inc, a Tetra Tech Company (“Wardrop”), to complete a preliminary assessment (PA) of the Snowfield and Brucejack deposits.

The following consultants were commissioned to complete the component studies for the National Instrument 43-101 (NI 43-101) Technical Report:

•	Wardrop: processing, infrastructure, capital and operating cost estimates, and financial analysis;
•	AMC Mining Consultants (Canada) Ltd. (AMC): mining;
•	P&E Mining Consultants Inc. (P&E): mineral resource estimate;
•	Rescan Environmental Services Ltd. (Rescan): environmental aspects, waste and water treatment;
•	BGC Engineering Inc. (BGC): tailings impoundment facility, waste rock and water management, and geotechnical design for the open pit slopes.

Based on the results of the PA, it was recommended that Pretivm continue with the next phase of the project, a Pre-feasibility Study, in order to identify opportunities and further assess viability of the project. The full PA can be consulted at  www.sedar.com.

5.4        PREVIOUS FEASIBILITY STUDIES

There have been no previous feasibility studies undertaken on the Snowfield Property.

5.5        PREVIOUS METALLURGICAL  TESTING

Metallurgical testing is reported on in Section 15 of this Technical Report.

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6.0       GEOLOGICAL SETTING

The following description of the regional and local geology of the Snowfield Project is drawn heavily from the Technical Report titled, “Technical Report on the Snowfield Property, Skeena Mining Division, British Columbia, Canada”, by Minorex Consulting Ltd., dated April 21, 2008. The Sulphurets district is situated along the western margin of the Intermontane Tectonic Belt, underlain by Stikine Terrane. This district has been the subject of several geological studies since the mid-1980s when it was actively explored for porphyry copper-molybdenum and copper-gold (i.e. Kerr), exhalative volcanogenic (i.e. Eskay Creek), and lode gold-silver vein deposits (i.e. Snip).  Researchers include scientists from the Geological Survey of Canada, the British Columbia Geological Survey, the University of British Columbia, and the University of Oregon. The following discussion of the regional geology is a brief summary of their findings. Figure 6.1 shows the geology of the Sulphurets area.

6.1       REGIONAL GEOLOGY

The  Snowfield  Project  and  the  surrounding  Sulphurets  district  are  underlain  by  the  Upper Triassic and Lower to Middle Jurassic Hazelton Group of volcanic, volcaniclastic, and sedimentary rocks. According to Roach and MacDonald (1992), the stratigraphic assemblage comprises a package, from oldest to youngest, of:

•	Lower Unuk River Formation: alternating siltstone and conglomerate;
•	Upper Unuk River Formation: alternating intermediate volcanic rock and siltstone;
•	Betty Creek Formation: alternating conglomerate, sandstone, and intermediate to mafic volcanic rock;
•	Mount Dilworth Formation: felsic pyroclastic tuffaceous rock and flows;
•	Salmon River and Bowser Formations: alternating siltstone and sandstone;
•
Britton  and  Alldrick  (1988)  described  three  intrusive  episodes  in  the  area including intermediate to felsic plutons that are probably coeval with volcanic and volcaniclastic supracrustal rocks, small stocks related to the Cretaceous Coast Plutonic Complex, and minor tertiary dykes and sills.

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Figure 6.1          Geology of the Sulphurets Area (Source: after Blanchflower, 2008)

Ice
Ice
424000E
N
Sulphurets Thrust
Mitchell Thrust
Michell Glacier
U D
Mitchell East Cu-Au Prospect
Mitchell Cu-Au Deposit
6264500N
6264500N
Snowfield
Brucejack
Ice
Snowfield Gold Zone
Fault
Ice
U D
U D
Fault
Snowfield Property
Hanging Glacier
0 500 1000
Metres
ALTERATION TYPES
Quartz stockwork veining
Advanced argillic
Quartz - sericite -pyrite
Potassic
MAIN LITHOLOGIES
Syn-to post-mineral diorite
Quartz syenite/monzonite
Upper Sequence
Felsic welded/ash-flow tuffs
Carbonaceous argillite/ fossiliferous siltstone
Lower Sequence
Volcaniclastic arenite/ minor conglomerate
Andesite phyric flows and flow breccias
(Modified after McCrea, 2007)
Pretium Resources Inc.

The Hazelton Group lithologies display fold styles ranging from gently warped to tight disharmonic folds. Northerly striking, steep normal faults are common and syn-volcanic, syn- sedimentary,  and  syn-intrusive faults  have been  inferred  in  the region.  Minor thrust  faults, dipping westerly, are common in the region and are important in the northern and western parts of the Sulphurets area in regard to the interpretation of mineralized zones. Metamorphic grade throughout the area is, at least, lower greenschist.

There are more than seventy documented mineral occurrences and showings in the Sulphurets area. Copper, molybdenum, gold, and silver mineralization found within gossans have affinities to both porphyry and mesothermal to epithermal types of vein deposits. Most mineral deposits occur in the upper members of the Unuk River Formation or the lower members of the Betty Creek Formation.

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Regional geologic mapping has been completed by the Geological Survey of Canada, the British Columbia Ministry of Energy, Mines and Resources, and the Mineral Deposits Research Unit (MDRU) at the University of British Columbia. A regional geology map is depicted in Figure 6.3

The regional stratigraphic assemblage as originally compiled by Kirkham (1963) and later modified by Britton and Alldrick (1988), Alldrick and Britton (1991), McCrea (2007) and Blanchflower (2008), is illustrated in Figure 6.2 and has been summarized in Table 6.1.

TABLE 6.1 SUMMARY OF REGIONAL STRATIGRAPHY – OLDEST TO YOUNGEST
Formation	Stage (Triassic – Jurassic)	Description
Lower Unuk River	Norian to Hettangian	Alternating siltstone and conglomerate
Upper Unuk River	Hettangian to Pliensbachian	Alternating intermediate volcanic rock and siltstone
Betty Creek	Pliensbachian to Toarcian	Alternating conglomerate, sandstone, intermediate and mafic volcanic rock
Mount Dilworth	Toarcian	Felsic pyroclastic rocks and flows, including tuffaceous rock ranging from dust tuff to tuff breccia and localized welded ash tuff
Salmon River & Bowser	Toarcian to Bajocian	Alternating siltstone and sandstone
Source: After Blanchflower, 2008.

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Figure 6.2           Regional Stratigraphic Column

BOWSER
SPATSIZI
HAZELTON
MIDDLE JURASSIC
LOWER JURASSIC
ASHMAN
SALMON RIVER
Contact
MT.DILLWORTH
BETTY CREEK
UNUK RIVER
BOWSER SEDIMENTS
up to and greater than 700m
HANGINGWALL ANDESITE UNIT
up to 220m
CONTACT ZONE
up to 80m (10m)
FOOTWALL RHYOLITE
3-150m
FOOTWALL DACITE
50-200m
LOWER DACITE
50-220m
UPPER ANDESITE
50-250m
UPPER SILTSTONE
30-150m
MIDDLE ANDESITE
30-150m
LOWER SILTSTONE
50-300m
LOWER ANDESITE
30-300m
PORPHYRY
>100m
siltstone, minor mudstone
cherty pebble conglomerate
turbidite sequence
unconformity
sediments at top Salmon R. Fm.
pillowed basalts, pillow breccia
hyaloclastite
occasional tuffaceous muddy debris flows
intercalated mudstone
-carbonaceous, pyrite-rich
-occasionally calcareous
-graphitic
andesite flows, crackle breccia and sills
graphitic occasionally chlorite-rich
argillic mudstone transition zone debris breccias
unconformity, chlorite zone
rhyolite breccia, lapilli and ash tuffs
-occasional chlorite-rich zones
-occasional intense silicification
auto-brecciated - carbonaceous
flow banded rhyolite, rhyolite breccia
minor massive rhyolite
rhyolite ash and lapilli tuffs
mudstone - tuffaceous
vesicular flow - top bx - frequently py-rich
dacite flows, lapilli tuffs ksp altered
lithic tuffs, crystal tuffs
mudstone with minor greywacke
interbedded tuffs and greywackes
occasional dacite flow
basal (or intraformational) conglomerate
-dacitic matrix with lithic pebbles
unconformity
andesite ash and crystal tuffs
-lithic tuffs
-massive ash - mudstone/argillite interbeds
-lapillituff
-andesite agglomerate- volcanic breccia
greywackes
calcareous turbidite sequence
crystal tuffs
lithic tuffs
minor ash tuffs
mudstone siltstone
sandstone minor
conglomerate
andesite pyroclastics
lithic tuff
ash tuff
andesite flows
mudstone / argillite
granodioritic porphyry
(Modified after McCrea, 2007)

PRETIUM RESOURCES INC.

REGIONAL
STRATIGRAPHIC COLUMN

SNOWFIELD-BRUCEJACK PROJECT

Drawn By:	Scale: As Shown
Date:

Source: after Blanchjlower, 2008.

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Figure 6.3          Map of Regional Geology - Simplified Geology and Location Map of the Iskut River Region

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6.2        GEOLOGY, STRUCTURE, AND ALTERATION OF THE SNOWFIELD DEPOSIT

The Snowfield deposit (see typical cross section Figure 6.5) is underlain by Lower Jurassic andesitic volcanic rocks that correlate with the "Upper Andesite"  unit of the Unuk  River formation from the lower portion of the Hazelton Group (Alldrick and Britton, 1991).

The rocks that host the gold mineralization at the Project have been subjected to a lower greenschist facies grade of metamorphism with subsequent pervasive hydrothermal alteration, making the identification of protoliths difficult. Based upon geological mapping, petrographic studies, and recent drilling results, the mineralized rocks are interpreted to be a marine volcanic back-arc sequence forming a moderate north-westerly-dipping sequence of predominantly andesitic autochthonous breccia flow, lithic, crystal, and lapilli tuff.

Porphyritic quartz-syenite is exposed approximately three km west of the Snowfield Zone where it occurs in the upper plate of the Sulphurets thrust fault. A U-Pb age date of 192.7 + 5.4/-3.6 Ma was obtained for this felsic intrusive, which is believed to underlie the Snowfield Zone and surrounding area to the west and north at depth.

6.2.1     Structure

The Sulphurets Thrust Fault, situated approximately one km west of the Property, is a west- dipping, northerly-striking structure that places Triassic Stuhini Group over the Lower Jurassic Hazelton Group rocks, part of the regional Late Mesozoic Skeena fold and thrust belt (Margolis,
1993).

The  Mitchell  Thrust  Fault,  located  on  the  south  side  of  the  Mitchell  Valley,  separates potassically-altered quartz-syenite and other rocks above it from dominantly sericitically altered rocks and the Mitchell quartz stockwork beneath. This low-angle thrust fault appears to have been transferred to a higher-angle, oblique-slip movement along the Snowfield Fault, producing a horst within the Snowfield Zone.

Two northerly-striking, post-mineralization high-angle faults occurring east and west of the Snowfield Zone are called the Brucejack and Snowfield Faults respectively (Figure 6.1). The left-lateral and eastside-down, vertical Snowfield Fault was apparently formed during southeast- directed thrusting which produced the Mitchell and Sulphurets thrusts (Margolis, 1993). The Brucejack Fault is a more regional northerly-striking structure that transects the Sulphurets district, truncating geological features and influencing topography.

6.2.2     Alteration

The Snowfield Zone is situated within the eastern of two structural blocks separated by the northerly-trending Snowfield Fault. The eastern, down-dropped block of volcanic rocks has been pervasively  altered  to  advanced  argillic  facies,  has  a  quartz  stockwork  zone,  and  is  rarely affected by potassic alteration east of the fault. In contrast, the western block which has been uplifted has potassic, sericitic and rare advanced argillic alteration accompanying the quartz- syenite intrusion.

According to Margolis (1993), chlorite-rich quartz-sericite-pyrite alteration of the andesitic volcanic rocks is pervasive east of the Snowfield Fault and throughout the Snowfield Zone, in contrast to the chlorite-poor alteration west of the fault. The altered host rocks contain abundant disseminations and fracture filling molybdenite and tourmaline which are cut by pyrophyllite veins in the advanced argillic zone and by massive pyrite veins elsewhere in the area. There is evidence that the quartz-sericite-pyrite-chlorite alteration replaced potassic alteration which was rich in hydrothermal biotite, magnetite, and chalcopyrite (Margolis, 1993). Beyond the known limits of the Snowfield Zone, the quartz-sericite-pyrite-chlorite altered rocks are poorly mineralized, except for molybdenite.

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Figure 6.4         Typical Cross Section 424911E through Snowfield Deposit

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Figure 6.5          Cross Section 424811E through Snowfield Deposit showing Gold Values

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Figure  6.6          Cross Section  424811E  through Snowfield  Deposit showing Copper Values

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Figure 6.7          Cross Section 424811E through Snowfield Deposit showing Molybdenum Values

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7.0       DEPOSIT TYPES

Deposits such as Snowfield, Kerr, and Mitchell are best described as gold-enriched copper porphyry systems.

The Snowfield deposit is a near-surface, low  grade, bulk tonnage,  and porphyry-style gold deposit that has additional silver, copper, molybdenum and rhenium mineralization. The gold mineralization at the Snowfield deposit, as well as the copper-gold + molybdenum porphyry- style mineralization of the Mitchell deposit that is currently being tested by Seabridge on the adjacent Kerr-Sulphurets property to the north and west, is interpreted to be genetically related to one or more Jurassic-age alkaline intrusions (Alldrick and Britton 1991; Margolis 1993).

The following deposit description is taken from the “Geology of Canadian Mineral Deposit Types”, edited by O.R. Eckstrand, W.D. Sinclair, and R.I. Thorpe.

7.1       PORPHYRY DEPOSITS – SNOWFIELD

Geological Features

The following features serve to distinguish porphyry deposits from other types of deposits:

•	Large size;
•	Widespread alteration;
•	Structurally controlled ore minerals superimposed on pre-existing host rocks;
•	Distinctive metal associations;
•	Spatial, temporal, and genetic relationships to porphyritic epizonal and mesozonal intrusions.

Genetic Model

The most applicable model for porphyry deposits is a magmatic hydrothermal one, or variations thereon, in which the ore metals were derived from temporally and genetically related intrusions (figure 7.1). Large polyphase hydrothermal systems developed within and above genetically related intrusions and commonly interacted with meteoric fluids (and possibly seawater) on their tops and peripheries. During the waning stages of hydrothermal activity, the magmatic- hydrothermal systems collapsed inward upon themselves and were replaced by waters of dominantly  meteoric  origin.  Redistribution,  and  possibly  further  concentration  of  metals, occurred in some deposits during these waning stages.

Variations of the magmatic-hydrothermal model for porphyry deposits, commonly referred to as the orthomagmatic model, have been presented by numerous authors such as Burnham (1967, 1979), Phillips (1973), and Whitney (1975, 1984). These authors envisaged felsic and intermediate magma emplacement at high levels in the crust and border zone crystallization along the walls and roof of the magma chamber. As a consequence of this crystallization, supersaturation of volatile phases occurred within the magma, resulting in separation of volatiles due to resurgent or second boiling (Figure 7.2). Ore metals and many other components were strongly partitioned into these volatile phases, which became concentrated in the carapace of the magma chamber. When increasing fluid pressures exceeded lithostatic pressures and the tensile strength of the overlying rocks, fracturing of these rocks occurred, permitting rapid escape of hydrothermal fluids into newly created open space. A fundamental control on ore deposition was the pronounced adiabatic cooling of the ore fluids due to their sudden expansion into the fracture and/or breccia systems, thus the importance of structural control on ore deposition in porphyry deposits.

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Some modification of the orthomagmatic model is likely required for at least some, if not most, porphyry deposits, in view of studies by Shannon et al. (1982), Carten et al. (1988a), and Kirkham and Sinclair (1988). These authors concluded that, in several deposits, the underlying genetically related intrusions were largely liquid in their carapaces until ore formation was essentially complete. According to this model, volatiles that streamed through large volumes of magma, stripping it of its metal content, accumulated in small cupolas at the top of the magma chambers. Wall rocks of the intrusions and deposits are not considered to be viable sources for the metals in porphyry deposits.

Figure 7.1          Schematic diagram of a porphyry Cu system in the root zone of an andesitic stratovolcano

Note: Figure shows mineral zonation and possible relationship to skarn, manto, "mesothermal" or "intermediate" precious-metal and base-metal vein and replacement, and epithermal precious-metal deposits (Kirkham and Sinclair, 1995).
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Figure 7.2           Schematic diagram of a convecting magma  that is feeding a small subvolcanic intrusion below a porphyry deposit

Volcano
Comb-layered quartz and aplite
Orebody
Bubble separation
Descending degassed magma
Ascending non-degassed magma
5 - 10 km
Magma chamber (volume >100 km3)

Note: (modified from Shinohara et al., 1995). Fluid separation from the degassing magma occurs near the top of the magma column, forming pockets of magmatic-hydrothermal fluid in which comb-quartz layers grow inward from intrusion margins. Mineralized vein and fracture stockworks form when the fluid pressure exceeds lithostatic pressure and tensile strength of the surrounding rocks.

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8.0       MINERALIZATION

The gold mineralization at the Snowfield deposit is hosted by schistose, pervasively altered (quartz-sericite-chlorite) volcanic and volcaniclastic rocks that contain 1% to 5% disseminated pyrite, minor disseminations, veinlets of tourmaline, molybdenite, and abundant younger calcite veinlets.

Gold mineralization occurs as microscopic grains (less than 30 µm) of electrum that are encased within fine-grained, pervasively disseminated pyrite in close association with trace amounts of galena and sphalerite (Margolis, 1993). Other associated minerals within the gold-mineralized zone include: tetrahedrite-tennantite, barite, acanthite, minor Mn-rich calcite, and rare chalcopyrite.  Minute clusters, approximately 75 µm, of pyrite and rutile (+ barite) are also observed within the gold-bearing mineralization (Margolis, 1993).

Molybdenite mineralization appears to have been emplaced during an earlier hydrothermal event. Pyrite-tetrahedrite veinlets from the gold-bearing mineral assemblage are observed cutting molybdenite  veinlets.  Weakly  disseminated  and  minor  fracture  filling  molybdenite mineralization is widespread and common throughout the Snowfield Deposit and nearby area. Fine-grained tourmaline crystals are often associated with molybdenite in quartz veinlets (Margolis, 1993).

Hydrothermal  alteration  within  the  Snowfield  Deposit  includes  quartz-sericite-pyrite  with varying amounts of chlorite, calcite, and garnet. The dark reddish-brown, rounded garnets are less than 7 mm and appear to have been crystallized during the gold mineralizing event(s). They are probably of hydrothermal origin as they are well fractured and exhibit deformational features consistent with the tectonic event that caused the deformation, alteration, and schistosity of the host rocks (Margolis, 1993).

Chalcopyrite mineralization with minor sphalerite and galena increases at depth coincident with a change in lithology from the medium-grained andesitic tuff to fine-grained ash-crystal-lithic tuff (McCrea, 2007). Increasing base metal mineralization with depth may indicate possible porphyry-style copper mineralization associated with the cupola of a buried alkalic intrusion (Margolis, 1993).

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9.0        EXPLORATION

There was no other exploration work undertaken  on the Snowfield  property in 2010 apart from diamond drilling, which is described in detail in Section 10.0.

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10.0     DRILLING

The 2010 drill program at Snowfield included a total 17,976 meters of drilling, completed in 46 drill holes. Highlights of the program included discovery of a new band of relatively high grade copper mineralization on the south-east flank of the deposit and extension of the gold dominant Upper Snowfield further to the south than previously interpreted. Both of these zones are in areas of the proposed open pit that was previously classified as waste, (see Figure 10.1). Table 10.1 presents a list of the best intersections from 2010.

Drilling contractors in 2010 were Radius Drilling and Matrix Drilling. The average number of drill rigs on site at any given time was seven, with a maximum number of nine.

Down-hole, E-Z shot surveying of all holes showed that deviation on azimuths was a maximum of 15° for a 700 m long hole, with little movement on dip. Core recovery was excellent at ±95%.

Drill hole collars were surveyed toward the end of the drilling campaign by McElhanney using a differential GPS.

Crews were de-mobilized from the project for the winter season on September 29. Most portable equipment was stored in one of several winterized buildings on site. All of the tents were flown back to Stewart for storage, as well as the core from a number of key drill holes.

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Figure 10.1        2010 Snowfield Diamond Drill Plan

423,500 mE
424,000 mE
424,500 mE
425,000 mE
425,500 mE
426,000 mE
426,500 mE
6,265,000 mN
6,264,500 mN
6,264,000 mN
6,263,500 mN
6,263,000
MZ-095
MZ-098
MZ-092
MZ-093
MZ-084
MZ-089
MZ-104
MZ-091
MZ-100
MZ-111
MZ-075
MZ-086
MZ-090
MZ-087
MZ-097B
MZ-112
MZ-088
MZ-097
MZ-077
MZ-085
MZ-106
MZ-094
MZ-117
MZ-102
MZ-118
MZ-107
MZ-099
MZ-116
MZ-096
MZ-119
MZ-083
MZ-105
MZ-078
MZ-076
MZ-103
MZ-101
MZ-079
MZ-108
MZ-113
MZ-114
MZ-080
MZ-082
MZ-109
MZ-115
MZ-081
MZ-110
MZ-110B
September 2010
P.A Open Pit
New Copper
Rich Zone
New Au/Mo
Mineralization
Pretium Resources Inc.
SNOWFIELD PROJECT

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TABLE 10.1 2010 SIGNIFICANT DRILL INTERSECTIONS
Hole	From (m)	To(m)	Interval (m)	Au (g/t)	Cu(%)
MZ-75	106.5	139.0	32.5	0.87	0.14
MZ-77	23.6	50.7	27.1	0.64	0.07
MZ-81	2.1 200.7	70.5 226.2	68.4 25.5	0.48 0.52	0.01 0.01
MZ-82	32.5 282.0	127.5 298.1	95.0 16.1	0.78 0.57	0.03 0.02
MZ-85	2.9	334.8	331.9	0.55	0.04
MZ-86	20.0 92.5 402.0	69.5 107.5 437.9	49.5 15.0 35.9	0.47 0.58 0.68	0.09 0.10 0.07
MZ-87	26.5 118.9	94.0 213.5	67.5 94.6	0.72 0.71	0.04 0.08
MZ-88	14.4	251.5	237.1	0.67	0.06
MZ-90	85.0	370.0	285.0	0.46	0.28
MZ-94	121.5	193.5	72.0	0.73	0.09
MZ-95	3.3	292.0	288.7	1.02	0.21
MZ-96	0.9	175.4	174.5	1.14	0.02
MZ-97	4.0 289.5	221.5 407.0	217.5 117.5	0.84 0.54	0.12 0.06
MZ-100	68.5 295.5	177.0 387.0	108.5 91.5	0.73 0.61	0.10 0.09
MZ-103	1.8	236.0	234.2	0.62	0.05
MZ-104	153.0	222.0	69.0	0.48	0.27
MZ-105	1.5	114.0	112.5	0.35	0.30
MZ-107	116.0	137.0	21.0	0.57	0.05
MZ-108	4.0 120.0	102.0 150.0	98.0 30.0	0.55 0.54	0.06 0.05
MZ-109	0.9	16.0	15.1	0.84	0.04
MZ-110	91.0	122.5	31.5	0.45	0.02
MZ-111	26.5 171.5	135.5 248.0	109.0 76.5	0.72 0.18	0.50 0.15
MZ-113	53.0	131.0	78.0	0.98	0.04
MZ-114	19.8	201.5	181.7	0.56	0.04
MZ-115	68.8	127.3	58.5	0.56	0.02
MZ-116	2.4 170.5	85.0 306.6	82.6 136.1	1.45 0.17	0.44 0.19
MZ-117	1.4 206.0	145.5 240.5	144.1 34.5	0.41 0.44	0.16 0.13
MZ-118	2.5 94.0 137.5	34.0 113.5 172.0	31.5 19.5 34.5	0.22 0.29 0.49	0.12 0.15 0.09
MZ-119	19.0 70.0 197.0	45.5 156.0 284.0	26.5 86.0 87.0	0.13 0.05 0.33	0.12 0.15 0.18

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11.0     SAMPLING METHOD AND APPROACH

At the end of each drill shift all core was transported by helicopter to the handling, logging, and storage facility on site. Prior to any geotechnical and geological logging, the entire drill core was photographed in detail with the digital colour photographic images for each interval of core filed with the digital geological logs.

A trained geo-technician recorded the core recovery and rock quality data for each measured drill run. All lithological, structural, alteration, and mineralogical features of the drill core were observed and recorded during the geological logging procedure. This information was later transcribed into the computer using a program that was compatible with Gemcom software.

The geologist responsible for logging assigned drill core sample intervals with the criteria that the intervals did not cross geologic contacts and the maximum sample length was two metres. Within any geologic unit, sample intervals of 1.5 m long could be extended or reduced to coincide with any geologic contact. Sample lengths were rarely greater than two metres or less than 0.5 m, and they averaged 1.52 m long.

Upon completion of the geological logging, the samples were sawn in half lengthwise. One-half of the drill core was placed in a plastic sample bag and the other half was returned to its original position in the core box. The sample bags were consolidated into larger shipping containers and delivered to the assay laboratory.

It is the author's opinion that the core logging procedures employed are thorough and provide sufficient geotechnical and geological information. There is no apparent drilling or recovery factor that would materially impact the accuracy and reliability of the drilling results.

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12.0     SAMPLE PREPARATION, ANALYSES AND SECURITY

The 2010 program on the Snowfield Project used ALS Chemex as the principal laboratory. The samples that were originally sent to ALS Chemex in Terrace, BC, for sample preparation were then forwarded to the ALS Chemex facility in Vancouver, BC, for analysis.

ALS Chemex Laboratory

ALS Chemex is an internationally recognized minerals testing laboratory operating in 16 countries and has an ISO 9001:2000 certification. The laboratory in Vancouver has also been accredited to ISO 17025 standards for specific laboratory procedures by the Standards Council of Canada (SCC).

Samples at ALS Chemex were crushed to 70% passing 2 mm, (-10 mesh). Samples were riffle split and 500 g were pulverized to 85% passing 75 µm (-200 mesh). The remaining coarse reject material was returned to Pretivm for storage in their Smithers warehouse for possible future use.

Gold was determined using fire assay on a 30 g aliquot with an atomic absorption (AA) finish. Copper was determined using four acid digest with either inductively coupled plasma atomic emission spectroscopy (ICP-AES) or AA analysis. In addition, a 33 element package was completed using a four acid digest and ICP-AES analysis, which included the silver, molybdenum, and rhenium.

It is the author's opinion that the sample preparation, security, and analytical procedures are satisfactory.

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13.0     DATA VERIFICATION

13.1     SITE VISIT AND INDEPENDENT SAMPLING 2010

The Snowfield Property was visited by Mr. Fred Brown, CPG, Pr.Sci.Nat., from September 3 to 5, 2010. Independent verification sampling was done on diamond drill core, with ten samples distributed in ten holes collected for assay. An attempt was made to sample intervals from a variety of low and high-grade material. The chosen sample intervals were then sampled by taking the remaining half-split core. The samples were documented, bagged, and sealed with packing tape and were brought by Mr. Brown to ALS Chemex in Terrace, British Columbia for preparation. From there, the pulps were shipped to ALS Chemex in Vancouver, British Columbia for analysis.

At no time, prior to the time of sampling, were any employees or other associates of Pretivm advised as to the location or identification of any of the samples to be collected.

A comparison of the P&E independent sample verification results for gold, copper, silver, molybdenum and rhenium versus the original assay results can be seen in Figure 13.1 to Figure 13.5. Only certain samples were analyzed by Pretivm for rhenium, therefore only three samples were available for comparison.

Figure 13.1        P&E Independent Site Visit Sample Results for Gold

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Figure 13.2:      P&E Independent Site Visit Sample Results for Copper

Figure 13.3        P&E Independent Site Visit Sample Results for Silver

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Figure 13.4        P&E Independent Site Visit Sample Results for Molybdenum

Figure 13.5        P&E Independent Site Visit Sample Results for Rhenium

13.2     PRETIVM QUALITY CONTROL

The QA/QC program was maintained throughout the 2010 drilling. Certified reference material standards named CDN ME-4 and CDN ME-12 were purchased from CDN Resource Labs in Langley, British Columbia. Both of these standards were certified for gold, silver and copper. One standard sample, one blank sample and one field duplicate sample (1/4 split core) were inserted every 20 samples. In addition, the lab inserted their own internal QC, which included standards, blanks and both coarse reject and pulp duplicates.

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13.3     2010 DATA VERIFICATION RESULTS

The QC program was monitored on a real-time basis by Pretivm throughout 2010 and any standards failing the QC protocols were re-run.  The author received all the data for the 2010 drilling and verified the performance of the standards, blanks and duplicates.

13.3.1  Performance of Certified Reference Material

Standard ME-4 had 338 data points for gold, copper and silver. None of the data points fell outside three standard deviations from the mean, though several were between two and three standard deviations. All data points for all elements passed the QC and no action was required.

The ME-12 standard had 322 data points for gold, copper and silver. All data points passed the QC.

13.3.2        Performance of Blank Material

The blank material used for the 2008, 2009 and 2010 drill programs was ¾” crushed granite sold by Imasco Minerals as landscape material.

There were 662 blank samples analyzed during the 2010 program. The average gold grade in the blanks was 0.003 g/t Au. One value was of concern, however upon investigation the high value was deemed a misallocation, and no further action was required.

For copper, the average grade of the blank material was 0.0008%, with a high value of 0.007%. One hundred thirty one values were greater than the upper threshold of ten times detection limit, which was 10 ppm Cu. Pretivm re-ran many of the over-limit samples. The author considers that none of the gold or copper failures had any impact on the metal value of the deposit.

13.3.3  2010 Duplicate Statistics

For the 2010 drill program, there were 664 field core duplicate pairs, 456 pulp duplicate pairs for gold and 345 pairs for copper. There were no coarse reject duplicates done.

Data for the gold duplicate types were graphed using simple scatter graphs. Even at the field duplicate level, gold showed almost a 1:1 correlation. At the pulp level the correlation was also 1:1.

The copper duplicates yielded a 1:1 correlation at both the field and pulp duplicate level.

13.3.4  Check Samples Assayers Canada

Approximately 510 of the 2010 pulps from Snowfield were sent to Assayers Canada Lab (“Assayers”) in Vancouver as a check on the principal lab. Results were graphed for gold, silver and copper and precision was acceptable, indicating the principal lab is doing a satisfactory job.

The author considers that the data used in this resource estimate are of excellent quality.

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14.0     ADJACENT PROPERTIES

Within the adjacent KSM property there are three notable copper-gold mineral deposits, namely Kerr, Mitchell, and Sulphurets.  In 2010, a fourth deposit, name the Iron Cap Zone was discovered. All of these occurrences are situated within the claim holdings currently owned and operated by Seabridge.

Seabridge acquired the property from Placer Dome in June 2000. In 2009, Resource Modeling Inc. completed updated NI 43-101-compliant resource estimates for the Kerr, Sulphurets, and Mitchell zones. The Mitchell Resource was reported in a news release dated March 11, 2009, and the Kerr and Sulphurets Resources were reported in a March 25, 2009, news release.

In June 2009, a Preliminary Assessment estimated a 30-year mine life recovering 19.3 M oz of gold, 5.3 B lb of copper, 2.8 M oz of silver, and 1.9 M lb of molybdenum.  In April 2010, Seabridge published the results of a subsequent Pre-feasibility Study. These results indicate an estimated Reserve statement as shown in Table 14.1. All information for this section has been taken from the Seabridge website at  www.seabridgegold.net.

TABLE 14.1 KSM RESERVES AS OF APRIL 2010
Zone	Reserve	Mt	In Situ Average Grades				Contained Metal
			Au (g/t)	Cu (%)	Ag (g/t)	Mo (ppm)	Au (M oz)	Cu (M lb)	Ag (M oz)	Mo (M lb)
Mitchell	Proven	570.6	0.64	0.17	2.95	58.0	11.7	2,101	54.1	73.0
	Probable	764.8	0.59	0.16	2.93	62.3	14.5	2,722	72.0	105.0
	Total	1,335.4	0.61	0.16	2.93	60.4	26.3	4,823	126.1	178.0
Sulphurets	Probable	142.2	0.61	0.28	0.44	101.8	2.8	883	2.0	31.9
Kerr	Probable	125.1	0.28	0.48	1.26	Nil	1.1	1,319	5.1	Nil

Totals	Proven	570.6	0.64	0.17	2.95	58.0	11.7	2,101	54.1	73.0
	Probable	1,032.1	0.56	0.22	2.38	60.2	18.4	4,924	79.1	137.0
	Total	1,602.7	0.59	0.20	2.58	59.4	30.2	7,024	133.1	209.9

On February 8, 2011, Seabridge announced an Indicated resource containing 5.1 million ounces of gold and 1.7 billion pounds of copper for the Iron Cap Zone at its 100% owned KSM project. The Iron Cap Zone is immediately adjacent to the Mitchell deposit. The Indicated resource is flanked by a halo of Inferred resources containing an additional 3.4 million ounces of gold and 1.3  billion  pounds  of  copper.  The  Iron  Cap  resource  estimate  was  prepared  by  Resource Modeling Inc. ("RMI") of Stites, Idaho and will be incorporated into an updated Preliminary Feasibility Study ("PFS") scheduled for completion in April 2011. The NI 43-101 compliant global resource estimate is presented in Table 14.2 below.

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TABLE 14.2 2011 IRON CAP MINERAL RESOURCE ESTIMATE AT 0.50 G/T AU EQUIVALENT CUT-OFF
Resource Category	Tonnes	Au (g/t)	Au (ounces)	Cu (%)	Cu (millions of lbs.)	Ag (g/t)	Ag (ounces)	Moly (ppm)	Moly (millions of lbs.)
Indicated	361,700,000	0.44	5,117,000	0.21	1,674	5.4	62,796,000	47	37.5
Inferred	297,300,000	0.36	3,441,000	0.20	1,310	3.9	37,278,000	60	39.3

The  QPs  for  this  report  have  not  verified  the  information  concerning  Seabridge,  and  the information is not necessarily indicative of the mineralization on the Snowfield property.

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15.0     MINERAL PROCESSING AND METALLURGICAL TESTING

The mineral  processing and metallurgical testing written by Mr. Jianhui (John) Huang, P. Eng. is detailed in the PA by Wardrop. The title of the Technical Report is “Technical Report and Preliminary Assessment of the Snowfield-Brucejack Project, Document No. 1053750400-REP- R0001-04”, dated October 28, 2010, and submitted by Pretivm.

Five holes were drilled for metallurgical test work in 2010, however there are currently no changes to report regarding any further advances in the mineral processing and metallurgical testing.

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16.0     SNOWFIELD MINERAL RESOURCE ESTIMATE

16.1     INTRODUCTION

The mineral resource estimates presented herein have been prepared following the guidelines of the Canadian Securities Administrators' National Instrument 43-101 and Form 43-101F1 and in conformity with generally accepted “CIM Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines. Mineral resources have been classified in accordance with the “CIM Standards on Mineral Resources and Reserves: Definition and Guidelines” (2005):

•
Inferred Mineral Resource: “An "Inferred  Mineral Resource"  is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.”

•
Indicated Mineral Resource: “An "Indicated  Mineral Resource"  is that part of a mineral  resource  for  which  quantity,  grade  or  quality,  densities,  shape  and physical characteristics, can be estimated with a level of confidence sufficient to allow  the  appropriate  application  of  technical  and  economic  parameters,  to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered  through  appropriate  techniques  from  locations  such  as  outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

•
Measured Mineral Resource: “A "Measured Mineral Resource"  is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.”

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the mineral resource will be converted into mineral reserve. Confidence in the estimate of Inferred Mineral Resources is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.

All mineral resource estimation work reported herein was carried out by FH Brown, CPG, Pr.Sci.Nat. and Eugene Puritch, P.Eng., of P&E Mining Consultants Inc., independent Qualified Persons in terms of NI43-101. This mineral resource estimate is based on information and data supplied by Silver Standard Resources Inc. A draft copy of this report was reviewed by Pretivm for factual errors.

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Mineral resource modeling and estimation were carried out using the commercially available GEMS Gemcom v5.23 and Snowden Supervisor v7.10.11 software programs. Pit shell optimization was carried out using Whittle Four-X Single Element v1.10.

The effective date of this mineral resource estimate is February 18, 2011.

16.2     PREVIOUS RESOURCE ESTIMATES

Subsequent to the initial mineral resource estimate undertaken on the Snowfield Project in 2006 and updated mineral resource estimate dated April 21, 2008 was prepared by Minorex Consulting Ltd1. The mineral resource estimate reported a Measured and Indicated mineral resource of 3.08 million ounces Au and an Inferred mineral resource of 0.47 million ounces Au in-situ (Table 16.1) using a cut-off grade of 0.1g/t Au. The estimate was based on the results of fifty-one drillholes and fifteen sample trenches, and used a global bulk density of 2.82t/m3.
TABLE 16.1 APRIL 21, 2008 MINERAL RESOURCE ESTIMATE AT 0.1G/T AU CUT-OFF(1)
Class	Tonnes x M	Au g/t	Au oz x 1000
Measured	1.5	2.18	101.5
Indicated	77.1	1.20	2,975.6
Measured + Indicated	78.6	1.22	3,077.1
Inferred	14.4	1.01	466.2
(1) Note: the above mineral resource estimate was prepared under the supervision of a Qualified Person as defined by NI 43-101. P&E has not independently verified the mineral resource estimate.

A mineral resource estimate dated January 31, 2009 for the Snowfield Deposit was prepared by P&E Mining Consultants Inc.2. The mineral resource estimate reported a Measured and Indicated mineral resource of 4.36 million ounces Au and an Inferred mineral resource of 14.28 million ounces Au (Table 16.2) using a cut-off of 0.5g/t AuEq. The estimate was based on the results of 113 drillholes and constrained within an optimized conceptual pit shell.

TABLE 16.2 JANUARY 31, 2009 MINERAL RESOURCE ESTIMATE AT 0.5 G/T AUEQ CUT-OFF
Class	Tonnes x M	Au g/t	Au oz x M	Ag g/t	Ag ozs x M	Cu %	Mo ppm
Measured	31.9	1.49	1.53	1.4	1.47	0.03	140
Indicated	102.8	0.86	2.83	1.6	5.21	0.07	110
Measured + Indicated	134.7	1.01	4.36	1.5	6.68	0.06	120
Inferred	661.8	0.67	14.28	1.8	39.00	0.12	80

1Technical  report  on  the  Snowfield  property,  Skeena  Mining  Division,  British  Columbia,  Canada.  Minorex Consulting Ltd, dated April 21, 2008.
2Technical report  and  resource estimate on  the  Snowfield property, Skeena  Mining division, British Columbia. P&E Mining Consultants Inc., dated January 31, 2009.

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A mineral resource estimate dated December 1, 2009 for the Snowfield Deposit was prepared by P&E Mining Consultants Inc.3. The mineral resource estimate reported a Measured and Indicated mineral resource of 19.77 million ounces Au and an Inferred mineral resource of 10.05 million ounces Au (Table16-3) using a cut-off of 0.35g/t AuEq. The estimate was based on the results of 141 drillholes and constrained within an optimized conceptual pit shell.

TABLE 16.3 DECEMBER 1, 2009 MINERAL RESOURCE ESTIMATE AT 0.35G/T AUEQ CUT-OFF
Class	Tonnes x M	Au g/t	Au oz x M	Ag g/t	Ag ozs x M	Cu %	Mo ppm
Measured	136.9	0.94	4.14	1.7	7.7	0.11	99
Indicated	724.8	0.67	15.63	1.9	43.2	0.12	91
Measured + Indicated	861.7	0.71	19.77	1.8	50.9	0.12	92
Inferred	948.9	0.33	10.05	1.4	43.7	0.07	81

An  updated  mineral  resource  estimate  for  the  Snowfield  Deposit  dated  July 27,  2010  was prepared by P&E Mining Consultants Inc.4. The mineral resource estimate reported a Measured and Indicated mineral resource of 22.04 million ounces Au and an Inferred mineral resource of 10.99 million ounces Au (Table  16.4) using a cut off of 0.30g/t AuEq and incorporating Rhenium in the estimate. The estimate was based on the results of 141 drillholes and constrained within an optimized conceptual pit shell.

TABLE 16.4 JULY 27, 2010 MINERAL RESOURCE ESTIMATE AT A 0.30G/T AUEQ CUT-OFF
Class	Tonnes x M	Au g/t	Au ozs x M	Ag g/t	Ag ozs x M	Cu %	Mo ppm	Re g/t
Measured	143.7	0.83	3.85	1.57	7.27	0.08	100	0.62
Indicated	951.6	0.60	18.19	1.78	54.38	0.11	87	0.47
Measured + Indicated	1095.3	0.63	22.04	1.75	61.65	0.11	89	0.49
Inferred	847.2	0.40	10.99	1.53	41.62	0.07	82	0.33

16.3     SNOWFIELD SAMPLE DATABASE

Sample  data  were  provided  by  Silver  Standard  in  the  form  of  ASCII  text  files,  Excel spreadsheets and Access databases.

P&E prepared a Gemcom format Access database from the data supplied by Silver Standard. The 190 drillhole and fifteen sampling trench records contain collar, survey, lithology, alteration and assay data (Table 16.5). Assay data fields consist of drillhole ID, downhole interval distances, sample number, and Au, Ag, Cu and Mo grade fields. All data are in metric units and grid coordinates are in the UTM NAD27 system. Assay values equal to the lower detection limit were converted to half of the lower detection limit.

3Technical report and updated resource estimate on the Snowfield property, Skeena Mining division, British Columbia. P&E Mining Consultants Inc., dated December1, 2009.
4Technical report and preliminary economic assessment of the Snowfield-Brucejack project. Wardrop Engineering Inc., dated 10 September 2010.

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TABLE 16.5 SNOWFIELD DRILLHOLE DATABASE RECORDS
Data Type	Record Count
Collars	190
Survey Records	1,170
Assay Records (Au)	46,380

16.4     DATABASE VALIDATION

Industry standard validation checks were completed on the supplied database, and minor corrections made. P&E typically validates a mineral resource database by checking for inconsistencies in naming conventions or analytical units, duplicate entries, interval, length or distance values less than or equal to zero, blank or zero-value assay results, out-of-sequence intervals, intervals or distances greater than the reported drill hole length, inappropriate collar locations, and missing interval and coordinate fields. No significant discrepancies with the supplied data were noted.

Downhole survey measurements were completed by Silver Standard with a Reflex EZ-Shot magnetic instrument. Measurements were taken every 100m unless drastic deviations occurred, in which case additional measurements were taken every 50m to eliminate error. Downhole survey data were examined by P&E for significant deviations.

16.5     TOPOGRAPHIC CONTROL

Silver Standard Resources contracted McElhanney Consulting Services to produce a detailed topographic plan of the Snowfield project area. This plan, drafted at 1:2000 scale and displayed with the North American Datum 1927 (NAD27), Zone 9 UTM grid, covers an area of 2.85 square kilometers, with the northwest corner of the area located at 423,900 mE, 6,265,500 mN and the southeast corner having coordinates 425,400 mE, 6,263,600 mN.  To generate the topographic contours for this area, with the contour interval being at one meter, McElhanney used a LIDAR satellite image of the area along with 36 field control points that were surveyed with a Leica 500 GPS instrument during the summer months of 2006 through 2009. In addition, the locations of 101 diamond drill hole collars that were surveyed by McElhanney field crews during the four field seasons were incorporated into the database which generated the topographic contours. The McElhanney topography map was originally produced with a NAD83, Zone 9 UTM grid system and this was then converted to the NAD27 system using national Transformation Model NTv2Points. P&E compared the drillhole collar elevations to the topographic surface, and where the difference in elevation exceeded 2.00 m the collar elevation was converted to the topographic elevation.

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16.6     BULK DENSITY

A total of 601 bulk density measurements were provided by Silver Standard, with an average bulk density of 2.79t/m3. Density measurements were obtained from core samples by ALS Chemex. Bulk density summary statistics were calculated across the deposit and by domain. No trend or significant difference was observed to the bulk density data across domains, and a value of 2.79 t/m3was applied globally (Table 16.6).

TABLE 16.6 SNOWFIELD BULK DENSITY STATISTICS
Count	601
Minimum	2.34 t/m3
Maximum	3.17 t/m3
Average	2.79 t/m3
St Dev	0.097

16.7     SNOWFIELD DOMAIN MODELING

Silver Standard geologists identified two principle operational zones, the upper Snowfield and the lower Main Zone. Summary assays statistics by operational zone are tabulated in Table 16.7. Analysis of the assay data indicates that the Snowfield Zone is preferentially Au-enriched and Cu poor, while the Main Zone contains comparatively higher Cu grades on average (Figure 16.1).

TABLE 16.7 SUMMARY ASSAY STATISTICS BY OPERATIONAL ZONE
Cu Assays	Total	Mz	Sf	Mo Assays	Total	Mz	Sf
Samples	46,383	36,932	8,316	Samples	46,383	36,932	8,316
Minimum %	0.0001	0.0001	0.0001	Minimum ppm	0.0001	0.0001	0.0001
Maximum %	4.090	4.090	0.875	Maximum ppm	0.373	0.373	0.290
Mean %	0.083	0.093	0.045	Mean ppm	0.007	0.006	0.011
St Dev	0.086	0.092	0.037	St Dev	0.008	0.007	0.009
CV	1.032	0.990	0.815	CV	1.098	1.137	0.896
Skewness	6.919	6.733	5.424	Skewness	7.137	7.326	7.647

Ag Assays	Total	Mz	Sf	Au Assays	Total	Mz	Sf
Samples	46,383	36,932	8,316	Samples	46,380	36,932	8,313
Minimum g/t	0.250	0.250	0.300	Minimum g/t	0.003	0.003	0.003
Maximum g/t	640.000	640.000	38.100	Maximum g/t	53.800	53.800	14.550
Mean g/t	1.590	1.644	1.405	Mean g/t	0.534	0.460	0.879
St Dev	4.715	5.232	1.025	St Dev	0.620	0.515	0.881
CV	2.966	3.183	0.729	CV	1.161	1.118	1.002
Skewness	82.433	75.522	9.332	Skewness	17.175	33.719	2.576

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Figure 16.1        Au and Cu assay grade distribution by operational zone

Regression coefficients were calculated by operational zone for theAu, Cu, Ag and Mo assay grades in order to assess correlations between the variables (Table 16.8). The results indicate a moderate correlation between Au and Cu for the Main Zone. Additional analysis suggests that two distinct Au populations are present: a low-grade population associated with Cu mineralization and a higher grade Au population (Figure 16.2).

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TABLE 16.8 ASSAY CORRELATION MATRICES BY OPERATIONAL ZONE
Total	Au g/t	Ag g/t	Cu %	Mo ppm
Au	----	0.08	0.27	0.27
Ag	0.08	----	0.18	0.03
Cu	0.27	0.18	----	0.12
Mo	0.27	0.03	0.12	----

Main Zone	Au g/t	Ag g/t	Cu %	Mo ppm
Au	----	0.10	0.47	0.21
Ag	0.10	----	0.18	0.04
Cu	0.47	0.18	----	0.19
Mo	0.21	0.04	0.19	----

Snowfield Zone	Au g/t	Ag g/t	Cu %	Mo ppm
Au	----	0.15	-0.13	0.27
Ag	0.15	----	0.42	0.11
Cu	-0.13	0.42	----	0.06
Mo	0.27	0.11	0.06	----

Figure 16.2        Au and Cu assay value correlation.

The total extent of the mineralization was defined by a 0.20 g/t Au mineralization halo, bounded by sub-vertical faulting and a lower basal fault. Within the mineralization halo a core domain, based on a 0.50g/t Au grade shell was delineated, reflecting the observed silica-dominated alteration zone. For Cu, the mineralization halo was split into upper and lower domains, based on an observed split between low grade and high grade Cu assay values at 0.10% Cu.

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Mineralization domains were created by computer screen digitizing of successive polylines on sections spaced twenty-five meters apart. The outlines of the polylines were defined by the selection of mineralized material with demonstrated continuity along strike and down dip. In some cases mineralization below the selected threshold was included for the purpose of maintaining  continuity.  Sectional  polyline  interpretations  were  digitized  from  drillhole  to drillhole and  snapped  directly to  assay intervals,  but  typically not  extended  more than the distance between two sections. A three-dimensional wireframe was then created by combining successive polylines into a wireframe. Wireframes were clipped above an interpreted overburden surface, and below the basal fault

16.8     COMPOSITING

Assay sample lengths for the database range from 0.14 m to 13.11 m, with an average sample length of 1.52 m. A total of 74% of the assays had a sample interval length of 1.50 m. A compositing length of 1.50 m was therefore selected for use during estimation.

Length-weighted composites were calculated for Au within the core and low-grade mineralization shell, and for Cu, Ag and Mo within the upper and lower Cu grade domains. The compositing process started at the first point of intersection between the drillhole and the domain intersected, and halted upon exit from the domain wireframe. A small number of unsampled intervals were treated as null values. Composites that were less than 0.5 m in length were discarded so as to not introduce a short sample bias into the estimation process. The wireframes that represented the interpreted domains were also used to back-tag a rock code field into the drillhole workspace. Assays and composites were assigned a domain rock code value based on the domain wireframe that the interval midpoint fell within. The composite data were then exported to Gemcom extraction files for grade estimation.

16.9     EXPLORATORY DATA ANALYSIS

Summary composite statistics (Table 16.9) were calculated by domain for each commodity. Commparison of the data  sets indicates that no significant bias was introduced from the compositing process. A comparison of the data sets also demonstrates the differences in grade distributions within the domains.

Assay sample populations drawn from the trenching data and the drillhole data were also examined by commodity. The trenching assay data show a positive bias for Au and Ag when compared to the local drillhole data. A bias of this type often occurs in trenching data, and is typically the result of weathering, preferential sampling by the geologist, over-collection of softer mineralized material during sampling, or any combination of the above. The trenching data were therefore used while defining the extent of the mineralization, but were not used for mineral resource estimation.

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TABLE 16.9 SUMMARY COMPOSITE STATISTICS BY DOMAIN
Cu Composites	Total	Lower	Upper	Mo Composites	Total	Lower	Upper
Samples	39,579	21,494	18,085	Samples	39,577	21,494	18,083
Minimum %	0.0001	0.0001	0.0001	Minimum ppm	0.0001	0.0001	0.0001
Maximum %	3.4980	3.4980	0.8747	Maximum ppm	0.2743	0.1377	0.2743
Mean %	0.0945	0.1399	0.0405	Mean ppm	0.0085	0.0082	0.0088
St Dev	0.0835	0.0865	0.0314	St Dev	0.0073	0.0061	0.0085
CV	0.8839	0.6188	0.7765	CV	0.8666	0.7474	0.9722
Skewness	6.2155	8.7320	5.8413	Skewness	5.6876	4.2014	5.9827

Ag Composites	Total	Lower	Upper	Au Composites	Total	Core	Halo
Samples	39,579	21,494	18,085	Samples	39,595	28,256	11,339
Minimum g/t	0.2500	0.2500	0.2500	Minimum g/t	0.0025	0.0028	0.0025
Maximum g/t	495.7600	91.5430	495.7600	Maximum g/t	41.9668	41.9668	7.2645
Mean g/t	1.7248	1.9383	1.4711	Mean g/t	0.6217	0.7596	0.2778
St Dev	3.7462	1.7326	5.1989	St Dev	0.5951	0.6391	0.2310
CV	2.1720	0.8939	3.5340	CV	0.9573	0.8413	0.8313
Skewness	74.5323	20.4147	60.2674	Skewness	12.1872	13.1353	7.6759

16.10   TREATMENT OF EXTREME VALUES

The presence of high-grade outliers was evaluated by examining mean and variance cutting graphs, histograms and log-probability graphs of the domain-coded and composited grade data, in order to limit the influence of extreme values during linear grade interpolation. Threshold values were selected that minimize changes in the composite sample distribution, and composites were capped to this value prior to estimation (Table 16.10).

TABLE 16.10 THRESHOLD VALUES
Commodity	Capping Level
Au Core	8.00 g/t
Au Halo	6.00 g/t
Cu Lower Domain	1.00%
Cu Upper Domain	1.00%
Ag Lower Domain	40 g/t
Ag Upper Domain	40 g/t
Mo Lower Domain	0.06%
Mo Upper Domain	0.09%

16.11   CONTINUITY ANALYSIS

Omni-directional experimental semi-variograms were modeled from uncapped composite data using a normal-scores transformation. The downhole variogram was viewed at a 1.5 m lag spacing  (equivalent  to  the  composite  length)  to  assess  the  nugget  variance.  Nugget  and standardized spherical models were used to model the experimental semi-variograms in normal- score  transformed  space.  Semi-variogram  model  ranges  were  then  checked  and  iteratively refined for each model relative to the overall nugget variance. Back-transformed variance contributions were calculated for grade interpolation. Continuity ellipses based on the semi- variogram models were then generated for each variable in each domain and used to define the appropriate search ellipses (Table 16.11).

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TABLE 16.11 SNOWFIELD SEMI-VARIOGRAM DEFINITIONS
Element	Domain	Experimental Semi-Variogram
Au	Halo	0.22 + sph(0.31, 10) + sph(0.09, 30) + sph(0.33, 140)
	Core	0.17 + sph(0.25, 9) + sph(0.12, 30) + sph(0.046, 300)
Cu	Upper	0.08 + sph(0.27, 10) + sph(0.13, 140) + sph(0.52, 500)
	Lower	0.10 + sph(0.35, 20) + sph(0.14, 40) + sph(0.42, 525)
Ag	Upper	0.43 + sph(0.42, 15) + sph(0.60, 50) + sph(0.09, 500)
	Lower	0.31 + sph(0.41, 20) + sph(0.15, 110) + sph(0.14, 595)
Mo	Upper	0.10 + sph(0.30, 10) + sph(0.11, 60) + sph(0.49, 580)
	Lower	0.08 + sph(0.32, 9) + sph(0.15, 100) + sph(0.45, 560)

16.12   BLOCK MODEL

An orthogonal block model was established across the property (Table 16.12), consisting of separate models for estimated grades, percent, density and classification attributes and a calculated Au-equivalent (“AuEq”) grade. Separate rock code models were also defined for the Au domains and the Cu domains. A percent block model was used to accurately represent the volume and tonnage that was contained within the constraining mineralization halo. As a result, the mineral resource boundary was properly represented by the percent model's capacity to measure infinitely variable inclusion percentages.

TABLE 16.12 BLOCK MODEL SETUP
	Origin	Blocks	Size
X	423,250	128	25m
Y	6,262,550	146	25m
Z	2000	150	10m
Rotation	None

16.13   ESTIMATION AND CLASSIFICATION

Ordinary Kriging (“OK”) of capped composite values was used for the estimation of block grades. Block discretization was set at 5x5x2 to reflect the selected block size.

A three-pass series of expanding search spheres with varying minimum sample requirements were used for sample selection, estimation and classification.  Composite data used during estimation were restricted to samples located in their respective domains. Individual block grades were then used to calculate a Au-equivalent block model.

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During the first pass, seven to twelve composites from three or more drillholes within a search sphere 70m in diameter were required for estimation. All blocks estimated during the first pass were classified as Measured.

During the second pass, seven to twelve composites from three or more drillholes within a search sphere 140m in diameter were required for estimation. All blocks estimated during the second pass were classified as Indicated.

During the third pass, three to twelve composites from one or more drillholes within a search sphere 280m in diameter were required for estimation. All blocks estimated during the third pass were classified as Inferred.

16.14   RHENIUM MODEL

Silver Standard assayed a sub-set of the stored pulps for rhenium. P&E did not monitor or observe the re-sampling, and all data were provided by Silver Standard. The Re assay data were composited to 1.5 m intervals, creating7,724 recordsco-located with Mo and displaying a high degree of correlation with Mo (Figure 16.3).

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Figure 16.3        Co-located Re and Mo composite correlation graph

In order to include rhenium in the mineral resource model, co-kriging of Recomposite data was used based on the observed correlation between Mo and Re. Summary statistics for the Re assay and composite data indicate that the compositing process did not introduce a significant bias (Table 16.3). Experimental semi-variograms were derived for the total Mo composite data set, the co-located composite data sets for Mo and Re, and a cross-variogram for Re x Mo (Table 16.14).

TABLE 16.13 RE ASSAY AND COMPOSITE SUMMARY STATISTICS
	Re Assays	Re Composites
Number	7,752	7,724
Minimum ppm	0.005	0.005
Maximum ppm	11.000	10.332
Mean ppm	0.534	0.552
St Dev	0.633	0.582
CV	1.184	1.055

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TABLE 16.14 CO-LOCATED CROSS SEMI-VARIOGRAM MODELS
Element	Experimental Cross Semi-Variograms
Mo	0.12 + sph(0.28, 10) + sph(0.20, 70) + sph(0.4, 580)
Re	0.15 + sph(0.31, 10) + sph(0.16, 65) + sph(0.38, 580)
Re x Mo	0.05 + sph(0.25, 5) + sph(0.16, 67) + sph(0.39, 580)

Re block grades relative to the total uncapped Mo composite data set and the co-located uncapped Re composite data set were estimated using the Stanford University GSLIB algorithms. As a check of the validity of the model, Re block grades were compared to blocks estimated using only the co-located data sets, as well as with a Nearest Neighbor model. No significant discrepancies were noted between the Re model results.

16.15   SNOWFIELD MINERAL RESOURCE ESTIMATE

In order to ensure that the reported mineral resources meet the CIM requirement for “reasonable prospects for economic extraction” a conceptual Lerchs-Grossman optimized pit shell was developed based on all available mineral resources (Measured, Indicated and Inferred), using the economic parameters listed in Table 16.15. Commodity prices are based on the three-year tailing average as of 31 December 2010.The results from the optimized pit-shell are used solely for the purpose of reporting mineral resources that have reasonable prospects for economic extraction.

TABLE 16.15 ECONOMIC PARAMETERS
Mining Cost	US$1.75/t
Processing Cost + G&A	US$7.00/t
Pit Wall Slope Angle	45°
Au Price	US$1,025.00/oz
Ag Price	US$16.60/oz
Cu Price	US$3.00/lb
Mo Price	US$19.00/lb
Re Price	US$145.00/oz
Au Recovery	71%
Ag Recovery	70%
Cu Recovery	70%
Mo Recovery	60%
Re Recovery	60%
AuEq Cut-off	0.299 g/t

All mineral resources are reported against a 0.30 g/t Au equivalent cut-off, as constrained within the optimized pit shell (Table 16.16).

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TABLE 16.16 MINERAL RESOURCE ESTIMATE AT A 0.30G/T AUEQ CUT-OFF (1)(2)(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained (3)
							Gold (‘000 oz)	Silver (‘000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	189.8	0.82	1.69	0.09	97.4	0.57	4,983	10,332	0.38	40.8	3.5
Indicated	1,180.3	0.55	1.73	0.10	83.6	0.50	20,934	65,444	2.60	217.5	19.0
M+I	1,370.1	0.59	1.72	0.10	85.5	0.51	25,917	75,776	2.98	258.3	22.5
Inferred (2)	833.2	0.34	1.90	0.06	69.5	0.43	9,029	50,964	1.10	127.7	11.5
(1) Mineral resources for the February 2011 estimate are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parameters used in the estimate include metals prices (and respective recoveries) of US$1,025/oz. gold (71%), US$16.60/oz. silver (70%), US$3/lb. copper (70%), US$19/lb. molybdenum (60%) and rhenium US$145/oz (60%). The pit optimization utilized the following cost parameters: Mining US$1.75/tonne, Processing US$6.10/tonne and G&A US$0.90/tonne along with pit slopes of 45 degrees. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The mineral resources in this news release were estimated using the Canadian  Institute  of  Mining,  Metallurgy and  Petroleum (CIM),  CIM  Standards on  Mineral  Resources  and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.
(3) Contained metal may differ due to rounding. “Moly” refers to molybdenum. “Rhen” refers to rhenium.

Grade and tonnage estimates within the 0.3 grams of gold equivalent per tonne optimized pit shell at a cut-off grade of 0.5 grams of gold-equivalent per tonne contain 25.2 million ounces of Measured and Indicated gold resources and 6.8 million ounces of Inferred gold resources (Table 16.17).

TABLE 16.17 GRADE & TONNAGE ESTIMATE AT A 0.50G/T AUEQ CUT-OFF WITHIN THE 0.3G/T AUEQ OPTIMIZED PIT SHELL (1)(2)(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained (3)
							Gold (‘000 oz)	Silver (‘000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	184.2	0.83	1.71	0.09	98.6	0.58	4,940	10,109	0.37	40.0	3.4
Indicated	1,087.4	0.58	1.78	0.11	86.4	0.50	20,271	62,049	2.64	207.1	17.5
M+I	1,271.6	0.62	1.77	0.11	88.2	0.51	25,211	72,158	3.01	247.1	20.9
Inferred(2)	510.5	0.41	2.26	0.07	86.9	0.48	6,802	37,089	0.79	97.8	7.9
(1), (2) and (3), See footnotes to Table 16-17.

Grade and tonnage estimates within the 0.3 grams of gold equivalent per tonne optimized pit shell at a cut-off grade of 1.5 grams of gold-equivalent per tonne contain 4.4 million ounces of Measured and Indicated gold resources and 275 thousand ounces of Inferred gold resources (Table 16.18).

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TABLE 16.18 GRADE & TONNAGE ESTIMATE AT A 1.50G/T AUEQ CUT-OFF WITHIN THE 0.3G/T AUEQ OPTIMIZED PIT SHELL(1)(2)(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained (3)
							Gold (‘000 oz)	Silver (‘000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	38.8	1.62	1.77	0.08	126.6	0.84	2,022	2,209	0.07	10.8	1.0
Indicated	65.7	1.14	2.31	0.20	86.0	0.55	2,411	4,887	0.29	12.5	1.2
M+I	104.5	1.32	2.11	0.16	101.1	0.66	4,433	7,096	0.36	23.3	2.2
Inferred(2)	7.1	1.21	5.72	0.29	50.9	0.51	275	1,306	0.05	0.8	0.1
(1), (2) and (3), See footnotes to Table 16-16.

16.16   VALIDATION

The block model was validated visually by the inspection of successive section lines in order to confirm that the block model correctly reflects the distribution of high-grade and low-grade samples. A validation check of the mineral resource estimate was completed by comparing average composite grades within a block to the average grade of the blocks containing the composites (Table 16.19). The observed differences in grades suggest a minimal conditional bias, and are deemed acceptable for mineral resource estimation.

An additional validation check for global bias was also completed by comparing the OK block model estimates to a Nearest Neighbor block model estimate generated using the same search criteria and tabulated at a zero cut-off (Figure 16.4). Results demonstrated a minimal global bias and slight smoothing for the OK estimate as compared to the NN estimate, and correctly duplicate grade trends.

TABLE 16.19 COMPARISON OF AVERAGE COMPOSITE GRADES AND BLOCK GRADES
Average Block Estimate	Ag g/t	Au g/t	Cu %	Mo ppm	Re ppm
Count	5964	5964	5964	5963	5702
Minimum	0.250	0.045	0.003	0.000	0.005
Maximum	22.374	3.869	0.703	0.051	4.256
Average	1.696	0.615	0.094	0.008	0.541
St Dev	1.132	0.432	0.065	0.005	0.386

Average Composite Grade	Ag g/t	Au g/t	Cu %	Mo ppm	Re ppm
Count	5946	5964	5946	5939	1265
Minimum	0.250	0.007	0.002	0.000	0.005
Maximum	138.508	8.808	1.301	0.112	3.383
Average	1.727	0.611	0.094	0.008	0.543
St Dev	2.457	0.494	0.075	0.006	0.422

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Figure 16.4          Nearest Neighbor validation graphs

Cu Validation
Equation Y = 1.0242 * X - 0.0023
Number of data points used = 150857
Average X = 0.0808
Average Y = 0.0804
Residual sum of squares = 223.777
Regression sum of squares = 600.175
Coef of determination, R-squared = 0.7284
Residual mean square = 0.0014
Cu NN Estimate
Cu Block Estimate
0
0.2
0.4
0.6
0.8
1

Ag Validation
Equation Y = 0.9628 * X + 0.0559
Number of data points used = 150857
Average X = 1.6498
Average Y = 1.6444
Residual sum of squares = 545720
Regression sum of squares = 318580
Coef of determination, R-squared = 0.3686
Residual mean square = 3.6175
Ag NN Estimate
Ag Block Estimate
0
10
20
30
40

Mo Validation
Linear Fit
Equation Y = 1.0709 * X - 0.0006
Number of data points used = 145366
Average X = 0.0076
Average Y = 0.0076
Residual sum of squares = 3.1617
Regression sum of squares = 3.3519
Coef of determination, R-squared = 0.5146
Residual mean square, sigma-hat-sq'd = 2.18E-005
Mo NN Estimate
Mo Block Estimate
0
0.02
0.04
0.06

Au Validation
Equation Y = 1.0313 * X - 0.0153
Number of data points used = 152022
Average X = 0.4548
Average Y = 0.4537
Residual sum of squares = 6989.7
Regression sum of squares = 13973.4
Coef of determination, R-squared = 0.6666
Residual mean square = 0.0460
Au NN Estimate
Au Block Estimate
0
1
2
3
4

Re Validation
Linear Fit
Equation Y = 0.9162 * X + 0.0471
Number of data points used = 88048
Average X = 0.4954
Average Y = 0.5010
Residual sum of squares = 15897.5
Regression sum of squares = 10300.5
Coef of determination, R-squared = 0.3932
Residual mean square, sigma-hat-sq'd = 0.1806
Re NN Estimate
Re Block Estimate
0
1
2
3
4
5
8
12

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17.0     OTHER RELEVANT DATA AND INFORMATION

All other data relevant to the Snowfield  Project can be found  detailed in the report "Technical Report and Preliminary Assessment of the Snowfield-Brucejack Project, Document No. 1053750400-REP-R0001-04", dated October 28, 2010, and submitted by Pretivm. The report can be consulted at www.sedar.com.

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18.0     CONCLUSIONS AND RECOMMENDATIONS

18.1     CONCLUSIONS

The current, updated resources at Snowfield were derived from modeling the main Snowfield deposit on the Property and subsequently defining resources in optimized pits at 0.30 g/t AuEq cut-off, 0.5 g/t AuEq cut-off and 1.5 g/t AuEq cut-off. The resources are defined within Whittle optimized pit shells that incorporate project metal recoveries, estimated operating costs  and metals price assumptions.

A positive Preliminary Economic Assessment (“PEA”) for the combined Snowfield-Brucejack Project was delivered by Wardrop Engineering in October 2010, and was based on information up to the end of 2009. The drilling completed in 2010 allowed Pretivm to redefine resources based on higher cut-off grades. The Wardrop PEA recommended continuing with a pre- feasibility study at Snowfield.

18.2     RECOMMENDATIONS

It is recommended, based on the current updated resource estimate, to undertake the following at Snowfield:

•	Continue with engineering, environmental and metallurgical studies toward fulfilling the requirements for the pre-feasibility study;
•	Complete approximately 10,000 metres of diamond drilling in the recently outlined high grade copper zone in the south-eastern part of the deposit with the goal of expanding the zone.

This work should be undertaken simultaneously at an approximate cost of $4 M.

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BGC  Engineering  Inc.  2010:  Snowfield  /  Brucejack  Projects  –  August  2010  Site  Visit  to Proposed Scott Creek  TSF, Potential Borrow, and Plant Site Areas.  Document SF-2010-27
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McMillan, W.J. 1991: Porphyry deposits in the Canadian Cordillera; in Ore Deposits, Tectonics and Metallogeny in the Canadian Cordillera, British Columbia Geological Survey Branch, Paper 1991-4, p. 253-276.

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McMillan, W.J., Newman, K., Tsang, L., and Sanford, G. 1985: Geology and ore deposits of the Highland Valley camp; Geological Association of Canada, Field Guide and Reference Manual Series, no. 1,121 p.

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Meldrum, S.J., Aquino, R.S., Gonzales, R.I., Burke, R.J., Suyadi, A, Irianto, B., and Clarke, D.S. 1994: The Batu Hijau porphyry copper-gold deposit, Sumbawa Island, Indonesia; Journal of Geochemical Exploration, v. 50, p. 203-220.

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Shannon,   J.R.,   Walker,   B.M.,   Carter,   R.B.,   and   Geraghty,   E.P.   1982:   Unidirectional solidification textures and their significance in determining relative ages of intrusions at the Henderson mine, Colorado; Geology, v. 19, p. 293-297.

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Sikka, D.G., Petruk, W., Nehru, C.E., and Zhang, Z. 1991: Geochemistry of secondary copper minerals from Proterozoic porphyry copper deposit, Malanjkhand, India; Ore Geology Reviews, v. 6, p. 257-290.

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Sillitoe, R.H. and Bonham, H.F., Jr. 1984: Volcanic landforms and ore deposits; Economic Geology, v. 79, p. 1286-1298.

Sillitoe, R.H. and Gappe, I.M., Jr. 1984: Philippine porphyry copper deposits: geologic setting and characteristics; Committee for Co-ordination of Joint Prospecting of Mineral Resources in Asian Offshore Areas (CCOP), Technical Report 14,89 p.

Sillitoe,  R.H.,  Grauberger,  G.L.,  and  Elliott,  J.E.  1985:  A  diatreme-hosted  gold  deposit  at Montana Tunnels, Montana; Economic Geology, v. 80, p. 1707-1721.

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Sinclair, A.J., Drummond, A.D., Carter, N.C., and Dawson, K.M. 1982: A preliminary analysis of gold and silver grades of porphyry-type deposits in western Canada; in Precious Metals in the Northern Cordillera, (ed.) A.A. Levinson; The Association of Exploration Geochemists, p. 157-172.

Sinclair,  W.D.  1982:  Gold  deposits  of  the  Matachewan  area,  Ontario;  in  Canadian  Gold Deposits, (ed.) R.W. Hodder and W. Petmk; The Canadian Institute of Mining and Metallurgy, Special Volume 24, p. 83-93.

            1986: Molybdenum, tungsten and tin deposits and associated granitoid intrusions in the northern Canadian Cordillera and adjacent parts of Alaska; & Mineral Deposits of Northern Cordillera, (ed.) J.A. Morin, The Canadian Institute of Mining and Metallurgy, Special Volume 37, p. 216-233.

Smith, R.L. 1979: Ash-flow magmatism; in Ash-flow Tuffs; Geological Society of America, Special Paper 180, p. 5-27.

Soregaroli, A.E. and Sutherland Brown, A. 1976: Characteristics of Canadian Cordilleran molybdenum deposits; in Porphyry Deposits of the Canadian Cordillera, (ed.) A. Sutherland Brown; The Canadian Institute of Mining and Metallurgy, Special Volume 15, p. 417-431.

Strishkov, V.V. 1984: The copper industry of the U.S.S.R.: problems, issues and outlook; United States Bureau of Mines, Mineral Issues, 80 p.

Seabridge Gold Inc. (2008): Geology and Mineral Resource Information on the Kerr, Sulphurets and Mitchell deposits;  http://www.seabridgegold.net/PKerrSulGold.htm.

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20.0      CERTIFICATES

CERTIFICATE of AUTHOR

TRACY J. ARMSTRONG, P.GEO.

I, Tracy J. Armstrong, P.Geo., residing at 2007 Chemin Georgeville, res. 22, Magog, QC J1X 0M8, do hereby certify that:

1.	I am an independent geological consultant contracted by P& E Mining Consultants Inc;

2.
This certificate applies to the Technical Report titled, “Technical Report and  Updated Resource Estimate on the Snowfield Property, Skeena Mining Division, British Columbia, Canada” (the “Technical Report”) with an effective date of February 18, 2011;

3.	I am a graduate of Queen's University at Kingston, Ontario with a B.Sc (HONS) in Geological Sciences (1982) andhave worked continuously since that time;

4.
I  am  a  geological  consultant  currently  licensed  by  the  Order  of  Geologists  of  Québec  (License  No.  566),  the Association of Professional Geoscientists of Ontario (License No. 1204) and the Association of Professional Engineers and Geoscientists of British Columbia (License No. 34720);

5.	I am responsible for Sections 1 through 15, 17, and co-authored Section 18, as well as the overall structuring of theTechnical Report;

6.	I did not visit the Snowfield Property;

7.	I have had prior involvement with the Snowfield Property that is the subject of this Technical Report. My prior involvement was as co-author on several previous Technical Reports;

8.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. This report is based on my personal review of information provided by the Issuer and on discussions with the Issuer's representatives. My relevant experience for the purpose of the Technical Report is:

•	Underground production geologist, Agnico-Eagle Laronde Mine 1988-1993;
•	Exploration geologist, Laronde Mine 1993-1995;
•	Exploration coordinator, Placer Dome 1995-1997;
•	Senior Exploration Geologist, Barrick Exploration 1997-1998;
•	Exploration Manager, McWatters Mining 1998-2003;
•	Chief Geologist Sigma Mine 2003;
•	Consulting Geologist 2003 to present.

9.	I am independent of the issuer applying the test in Section 1.4 of NI 43-101;

10.	I have read NI 43-101 and Form 43-101F1 and the Report has been prepared in compliance therewith;

11.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective date: February 18, 2011

Signing date: March 4, 2011

[SIGNED and SEALED]

/s/ Tracy Armstrong

Tracy J. Armstrong, P.Geo.

P&E Mining Consultants Inc.
Pretium Resources Inc. Snowfield Project Report No. 206

CERTIFICATE of AUTHOR

EUGENE J. PURITCH, P.ENG.

I, Eugene J. Puritch, P. Eng., residing at 44 Turtlecreek Blvd., Brampton, Ontario, L6W 3X7, do hereby certify that:

1.	I am President of P&E Mining Consultants Inc. under contract by Pretium Resources Inc. (the “Issuer”);
2.
This certificate applies to the technical report titled “Technical Report and Updated Resource Estimate on the SnowfieldProperty, Skeena Mining Division, British Columbia, Canada” (the “Technical Report”) with an effective date of February 18, 2011;

3.
I am a graduate of The Haileybury School of Mines, with a Technologist Diploma in Mining, as well as obtaining an additional year of undergraduate education in Mine Engineering at Queen's University. In addition, I have met the Professional Engineers of Ontario Academic Requirement Committee's Examination requirement for Bachelor's Degree in Engineering Equivalency. I am currently licensed by the Professional Engineers of Ontario (License No. 100014010) and the Association of Professional Engineers and Geoscientists of Saskatchewan (License No. 16216) and registered with the Ontario Association of Certified Engineering Technicians and Technologists as a Senior Engineering Technologist. I am also a member of the National and Toronto CIM. I have practiced my profession continuously since 1978.

I have read the definition of “Qualified Person” as set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101. My summarized career experience is as follows:

- Mining Technologist - H.B.M.&S. and Inco Ltd.	1978-1980
- Open Pit Mine Engineer – Cassiar Asbestos/Brinco Ltd	1981-1983
- Pit Engineer/Drill & Blast Supervisor – Detour Lake Mine	1984-1986
- Self-Employed Mining Consultant – Timmins Area	1987-1988
- Mine Designer/Resource Estimator – Dynatec/CMD/Bharti	1989-1995
- Self-Employed Mining Consultant/Resource-Reserve Estimator	1995-2004
- President – P & E Mining Consultants Inc.	2004-Present

During the past 21 years, I have undertaken numerous resource estimates and mine designs for deposits similar to that at the Snowfield Project. These projects have ranged from large open pit to small underground potential and existing mining operations. My involvement was specifically with the actual database management, geologic interpretation, geostatistics and grade estimation involved in resource estimation. In the mine design aspects, I was directly involved with cut-off grade determination, cost modeling, pit and stope design and development of mineable reserves via dilution and extraction calculations.

4.	I have not visited the Snowfield Property;
5.	I am responsible for co-authoring Section 16 of the Technical Report;
6.	I am independent of the Issuer applying the test in Section 1.4 of NI 43-101;
7.	I have had prior involvement with the Snowfield Property that is the subject of this Technical Report in that I co-authored several previous Technical Reports;
8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith;

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date:  February 18, 2011

Signing Date:   March 4, 2011

[SIGNED and SEALED]

/s/ Eugene Puritch

Eugene J. Puritch, P.Eng

P&E Mining Consultants Inc.
Pretium Resources Inc. Snowfield Project Report No. 206

CERTIFICATE of AUTHOR

Fred H. Brown, MSc. (Eng), CPG, Pr. Sci. Nat.

I, Fred H Brown, of Suite B-10, 1610 Grover St., Lynden Washington, do hereby certify that:

1.	I am an independent geological consultant;

2.
This certificate applies to the technical report titled, “Technical Report and Updated Resource Estimate on the Snowfield Property, Skeena Mining Division, British Columbia, Canada” (the “Technical Report”) with an effective date of February 18, 2011;

3.
I graduated with a Bachelor of Science degree in Geology from New Mexico State University, USA in1987. I obtained a Graduate Diploma in Engineering (Mining) in 1997 from the University of the Witwatersrand  and  a  Master  of  Science  in  Engineering  (Civil)  from  the  University  of  the Witwatersrand in 2005. I have worked as an economic geologist continuously since my graduation from university in 1987;

4.
I am registered with the South African Council for Natural Scientific Professions as a Professional Geological Scientist (registration number 400008/04), the American Institute of Professional Geologists as a Certified Professional Geologist (certificate number 11015) and the Society for Mining, Metallurgy and Engineering as a Registered Member (#4152172);

5.	I visited the Snowfield Project in 2009 and 2010;

6.	I am responsible for the co-authoring section 16 of the Technical Report;

7.
I have read the definition of “qualified person” as set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I have practiced my profession continuously for over twenty years, and during this time I have been involved in the estimation of numerous mineral resources worldwide, including Canada, Peru, Mexico, South Africa and the USA. This report is based on my personal review of information provided by the Issuer and on discussions with the Issuer's representatives;

8.	I have had prior involvement with the Snowfield Property that is the subject of this Technical Report. My prior involvement was as co-author on several previous Technical Reports;

9.	I am independent of the issuer applying the test in Section 1.4 of NI 43-101;

10.	I have read NI 43-101 and Form 43-101F1 and the Report has been prepared in compliance therewith;

11.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

Effective date: February 18, 2011
Signing date: March 4, 2011

[SIGNED and SEALED]

/s/ Fred H. Brown

Fred H Brown CPG, Pr.Sci.Nat.

P&E Mining Consultants Inc.
Pretium Resources Inc. Snowfield Project Report No. 206